helping *you* win and

CGI GROUP INC.
2004 ANNUAL REPORT

CGI at a glance	2
Letter to shareholders	5
CGI Management Foundation	8
Our financial management	17
Financial highlights	18
Management's discussion and analysis	19
Consolidated financial statements	39
Notes to the consolidated financial statements	42
Main locations	71
Board of directors and leadership team	72
International Advisory Council	73
Shareholder information	74

In this annual report, all dollar
amounts are in Canadian dollars
unless otherwise indicated.

Corporate profile
Founded in 1976, CGI now ranks among the largest independent information technology (IT) and business process services firms in North America. CGI has consistently achieved profitable growth through a balance of organic growth and acquisitions. CGI currently employs approximately 25,000 professionals and has offices in Canada, the United States, Europe and Asia Pacific, as well as centers of excellence in India, the US, Canada and Europe.
   CGI is one of the few leading IT and business process services players with the capability to provide clients with end-to-end services, thereby positioning it to grow in step with clients' evolving needs. CGI combines global scale and scope with a strong local presence in all of its geographic markets, enabling it to build strong client partnerships. With the acquisition of AMS (American Management Systems) in May 2004, CGI doubled its footprint in the US and Europe, where it is now positioned to replicate the success it achieved in Canada.
   CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB).

 Our mission
The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and business process outsourcing (BPO) company.

 Our vision
CGI's vision is to be a world-class IT and BPO leader helping clients win and grow.

 Our positioning
CGI strives to be recognized by clients, members and shareholders as one of the top five pure players in IT and business process services. CGI is achieving its vision by concentrating on its core competencies and by building critical mass, predominantly in Canada, the United States and Europe, to better serve clients, both locally and internationally.

grow.

At CGI, we take a long-term view, forging and growing partnerships with our three main stakeholders—clients, members (employees) and shareholders—over time. We have an enduring commitment to helping you, our key stakeholders, win and grow.
   As a full service provider with industry expertise and global delivery capabilities, we provide clients with cost-effective solutions that help them achieve their business goals and support them as their information technology and business processing needs evolve.
   As a rapidly growing company, we encourage and challenge our members to reach their full potential by becoming active participants in the challenges and rewards that come from building a world-class company.
   As a top performer in our industry, steadily increasing revenue and earnings while maintaining a strong financial position, we provide our shareholders with superior long-term growth.
   We believe that our management continuity is fundamental to our track record of consistent growth and that the CGI Management Foundation—which aligns our vision, mission and values with the interests of our three stakeholders—ensures that we will continue helping you win and grow over the long term.

2 CGI Group Inc. Annual Report 2004

CGI at a glance

Our end-to-end services
CGI provides systems integration and consulting, as well as managed information technology (IT) and business process services to help clients cost effectively realize their strategies and create value. Our distinctive approach is rooted in our Management Foundation, which is comprised of best-in-class processes. These processes are the basis of our ISO 9001 and CMM certified operations.

Systems integration
CGI integrates and customizes leading technologies and software applications to create IT systems that meet clients’ strategic needs.

Consulting
CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

Management of IT and business functions (outsourcing)
Clients delegate entire or partial responsibility for their IT or business process functions to CGI to achieve significant savings and to access the best technology, while retaining control over strategic IT and business functions. CGI hires clients’ IT and specialized professionals, enabling clients to focus on mission critical operations.
   Services provided as part of outsourcing contracts may include some or all of the following: development and integration of new projects and applications; application maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as payroll services, document management and finance and administration services.
   Outsourcing contracts, typically ranging from five to 10 years and renewable, provide revenue visibility and support performance stability.

 Our markets
CGI targets five economic sectors (see page 3) that offer superior IT growth potential and where we have developed strategic business expertise that enables us to bring added value to our clients. We have a strong presence in Canada, the US, UK and continental Europe, as well as in Asia Pacific, including offshore delivery operations in India.

 Our differentiators
CGI combines a decentralized, metro markets business structure with a global delivery model, resulting in IT and business process services that are both highly responsive to client needs and highly cost competitive. However, all operations are carried out according to the same Management Foundation, thus ensuring consistency and cohesion.
   As per CGI’s delivery model, work may be carried out onsite at client premises, or through one of CGI’s 20 centers of excellence located in Canada, the US, Europe and India. CGI also has a number of leading business solutions that support long-term client relationships.

 Our growth strategy
Organic growth and acquisitions are an integral part of our business strategy and have contributed about equally to our growth over the years. In addition to operational breadth and depth, acquisitions bring critical mass, which qualifies us for larger contracts.

CGI Group Inc. Annual Report 2004 3

Competitive strengths

CGI has a combination of competitive strengths that provide an enhanced value proposition for clients. CGI combines strategic and technical expertise in five high growth vertical markets. It provides flexibility and cost competitiveness through its end-to-end service offerings and global delivery model. It achieves client intimacy through its metro market approach and a strong local presence.

CGI consistently offers a high quality of service throughout its operations through the application of its management frameworks.
Growth strategy
Business highlights (Based on fiscal 2004 fourth quarter revenue)
4 CGI Group Inc. Annual Report 2004

Financial highlights CGI continued to achieve strong revenue and earnings growth and healthy margins while maintaining a strong balance sheet.

          * The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders' equity and long-term debt.
Letter to shareholders	CGI Group Inc. Annual Report 2004 5

SERGE GODIN CHAIRMAN AND CHIEF EXECUTIVE OFFICER MICHAEL E. ROACH PRESIDENT AND CHIEF OPERATING OFFICER

Dear fellow shareholders
This past year, we made major progress toward our vision of becoming a world class leader in information technology (IT) and business process services, helping our three main stakeholders--clients, members and shareholders--win and grow.

 Fiscal 2004 highlights
-	We increased revenue by 20.8% to $3.2 billion and net earnings by 23.8% to $219.6 million or $0.52 per share, including net earnings from discontinued operations amounting to $0.02 per share.
-	We acquired American Management Systems ("AMS"), a leading US-based systems integration and IT consulting firm.
-	We successfully merged AMS and CGI operations, increasing the number of CGI professionals to 25,000 and doubling our footprint in the US and Europe. We are well within plan to achieve 15% to 20% earnings accretion from this integration.
-	We generated strong cash flow from operating activities, amounting to $394.1 million before one-time items.
-	We booked $3 billion in new business, increasing our backlog of signed contracts to $13.0 billion, from $12.3 billion a year ago.
-	We demonstrated that CGI now has the critical mass in each of its major markets to win large systems integration, consulting and outsourcing contracts.
-	We continued to attract and retain top professionals in all our markets.
   Through these and other accomplishments, we strengthened CGI's position in each of its markets by adding critical mass and increasing our operating and financial capabilities. At year end, CGI was recognized for the first time as one of the world's top 50 IT providers to businesses and one of the top 10 fastest growing IT providers.

 Well positioned for continued profitable growth
CGI is well positioned to increase market share by providing clients with a strong local presence, combined with the benefits of world class IT and business process services. Our professionals live in the same communities as their clients and are very responsive to their clients' needs. More than 90% of our professionals are CGI shareholders, committed to creating value by consistently meeting clients' expectations. Our Management Foundation, which we describe on page 9, is fundamental to our ability to provide high-quality services throughout our global operations.
   The integration of AMS in the second half of 2004 has further strengthened our position in the US and Europe. It has expanded our strong client base and added highly qualified professionals, leading business solutions, and highend consulting practices and business transformation capabilities to our service offerings. In line with our strategic plan, we have continued to diversify the distribution of our revenue in our selected geographies. In the fourth quarter of fiscal 2004, 36% of our revenue was from the US and 9% was from outside North America, compared with 17% and 5% respectively a year ago.
   CGI has a number of attributes that reinforce its market position.
   By emphasizing higher value added IT and business process services,
6 Letter to shareholders	CGI Group Inc. Annual Report 2004

We plan for increased organic growth in the IT and business process services sectors as we leverage our expanded critical mass and client relationships.

we enter into a close partnership with our clients and our business grows with their evolving needs.
   Our business knowledge in our targeted economic sectors enables us to combine strategic and technical expertise, an important combination for clients in today's complex business environment. We target five economic sectors, of which three were significantly strengthened in 2004--government and healthcare, financial services and telecommunications. For example, in the government sector, we now provide services to most US federal agencies and state governments, as well as many cities, counties, universities and local agencies. We also serve the federal and most provincial governments in Canada, and other government agencies, including in the UK and in Australia.
   Additionally, our proprietary business solutions tie us closely to clients in each economic sector as they are integral to their operations. To CGI's business solutions for the financial services industry, we added solutions for the government, banking and telecommunications sectors.

 Operating strengths
We believe that our most fundamental operating strength is the stability of our leadership team and the low overall turnover rate of our members. We are convinced that excellence in execution results from experience in execution. This past year, we expanded our leadership team primarily in the US and Europe.
   Combined with better market conditions, our aggressive marketing programs in all business units have resulted in a strengthening sales funnel of systems integration and consulting contracts and an increase in our pipeline of outsourcing proposals to $7 billion, from $5 billion.
   Our global delivery model is an important advantage for large outsourcing contracts, providing significant cost savings while maintaining a very high level of quality. We offer clients the flexibility of selecting a combination of offshore services in India, the best nearshore Canadian solution available, and homeshore services in their local markets.

 Financial strengths
CGI has a number of financial strengths, resulting from our conservative financial management. Our strong balance sheet and healthy cash flow support our growth strategy and are important to long-term outsourcing clients. We have one of the lowest long-term debt to capitalization ratios in the industry, and our order backlog of $13 billion at year-end provides revenue visibility.
   Over the years, we have carefully managed our costs to maximize our net profit margin, which is among the highest in the industry. We have a flexible cost structure, which contributes to profitability.

 Growth strategy and outlook
Based on increasing demand and the large addressable market we have identified, we are confident about future growth in all of our geographies. We foresee that the strongest growth in IT services over the coming decade will be in full IT outsourcing, including business process services.
   Our growth strategy comprises what we refer to as our four pillars of growth--two pillars for organic growth from contracts valued at under and over $50 million annually, and two pillars involving niche-player and large acquisitions. Over the years, our growth has been balanced between organic and acquisitions. This is a winning strategy that should continue to serve us well.

Letter to shareholders	CGI Group Inc. Annual Report 2004 7

Looking ahead, provided current market conditions prevail and based on our ability to maintain our positioning, we see further strong revenue and earnings growth in fiscal 2005, a gradual increase in margins and a continuing strong financial position. With the AMS integration now behind us, we are in a position to fully leverage each element of our growth strategy.
   We plan for increased organic growth in the IT and business process services sectors as we leverage our expanded critical mass and client relationships. In the business process services sector, we will capitalize on our expertise across our five verticals in areas such as claims processing management, policy administration for both property and casualty and life insurance markets, human resources and payroll services, and shared services for each of the verticals.
   We will continue to seek acquisitions, which are an integral part of our growth strategy. Their successful integration has become one of our core competencies. Acquisitions position CGI to win larger contracts by adding scale, scope, expertise and geographic reach.

 In closing
We are confident that CGI has the strengths required to achieve our vision and are pleased with the progress of the past year. We thank all our members for their support and consider it a privilege to lead such a talented and dedicated team of professionals who support one another across business units in the best interests of our three main stakeholder groups. It is our members who create value by their actions every day.
   The merging of CGI and AMS professionals and operations placed additional demands on everyone involved, and we congratulate our professionals for the successful integration well within plan.
   We sincerely appreciate the continuing trust of our clients who count on us to deliver maximum value as a true partner. We are committed to continuing to develop our service offerings and delivery model and to meeting all of their needs effectively and cost efficiently.
   We also appreciate the continuing support of our shareholders and will continue to work hard to generate profitable growth.
   Finally, we wish to thank our board members for their support and wise counsel this past year and for the additional commitment required to ensure we meet or exceed new regulatory requirements and continue to respond to the expectations of our stakeholders.
   We also wish to express our appreciation to Mr. William D. Anderson, who has been a member of CGI's board of directors since 1999, for his dedication and contribution over the past several years. Mr. Anderson will be leaving our board at the end of his current term as a director. Mr. Lawson Hunter will be proposed to replace Mr. Anderson as BCE Inc.'s representative. We wish to express our heartfelt welcome to Mr. Hunter.

(Signed) SERGE GODIN CHAIRMAN AND CHIEF EXECUTIVE OFFICER NOVEMBER 8, 2004	(Signed) MICHAEL E. ROACH PRESIDENT AND CHIEF OPERATING OFFICER
8 CGI Management Foundation	CGI Group Inc. Annual Report 2004

PAULE DORÉ EXECUTIVE VICE-PRESIDENT AND CHIEF CORPORATE OFFICER

What is CGI's strategy for
successful, rapid growth?

Our approach to quality. Through the CGI Management Foundation, we manage those relationships that allow us to win and grow, balancing the needs of our three key stakeholders.

 Our journey toward total quality
In October 2004, we secured ISO 9001 quality certification for the management of our relationship with shareholders. CGI has now achieved this certification for the management of the partnership with each of its major stakeholders--clients, members (the term we use for employees) and shareholders. This major development is the culmination of more than a decade of work, and we believe this accomplishment marks the first time that a company in our industry has received ISO 9001 quality certifications for the way it manages relations with its three key stakeholders.
   This journey began in 1994 when the first CGI business unit received certification for its operations, namely for having applied best-in-class business processes to deliver high-quality services to its clients. Over the years, as our business evolved to include long-term outsourcing agreements, our processes and certifications mirrored this growth. We took a systematic approach to ensuring that each and every business unit across our worldwide network sought and achieved ISO 9001 certification. We employed a two-pronged strategy, broadening CGI's certification coverage while enhancing our quality model, to make certain that during our strong growth--growing from 1,000 to 25,000 members over the past 10 years--we continue to deliver upon our commitment to quality and satisfaction.
   In 1996, we extended our quality methodology to how we manage relationships with CGI's members. It was clear that through our quality processes we could fully align CGI's culture, strategic directions and organizational priorities with all members while further building cohesiveness among our rapidly expanding group of professionals. And today, we use similar concepts to consistently ensure that we remain responsive to the needs of our shareholders.
   CGI's approach to quality is rooted in our belief that to thrive over the long term, we must satisfy the needs of all stakeholders in a balanced way. In all our decisions, we always seek to maintain equilibrium between the needs of our clients, our members and our shareholders. After receiving certification for how we interact with this third stakeholder group, we feel we have taken yet one more step in CGI's journey toward total quality.

 Managing according to our values
The CGI Management Foundation represents the architecture of our management approach. It governs how we deliver services to clients, how we interact with our members and how we respond to shareholder requirements--and it measures the satisfaction level of all three constituents. This allows us to gauge the success of our initiatives, take preventive action before issues arise and evolve in the spirit of continuous improvement that has been the hallmark of CGI since its beginning.
   The Client Partnership Management Framework establishes how we address the needs of our clients. It ensures

CGI Management Foundation	CGI Group Inc. Annual Report 2004 9

Our Management Foundation

that CGI teams apply the appropriate management techniques and tools for successful project and outsourcing delivery in areas such as budgets, timelines and client satisfaction.
   The Member Partnership Management Framework fosters rich exchanges based on respect, leading to fulfilling relationships between members and their leaders. Through extensive communication programs, the framework makes certain that all members are supported in their development and are provided with rewarding career opportunities. The framework also ensures that all of our professionals understand CGI's core values--those attributes that differentiate and define us--and are active and proud participants in the role they play as ambassadors of CGI.
   The Shareholder Partnership Management Framework governs how we interact with the investment community, including our retail and institutional investors and financial analysts. It dictates how we communicate in a straightforward way, while always providing full and timely disclosure of information.

 Continuous learning and involvement
In a fast-moving environment where client needs are constantly evolving and the pace of competitive and technological innovation is brisk, learning is paramount. To focus on high quality and innovative performance, we provide members with innumerable opportunities to learn and grow, while expanding their professional challenges.
   As part of our quality processes with our members, we actively share our corporate culture and values, regardless of members' geography or position. It is vitally important that all our professionals are aligned and driven by the same objectives, as they represent a key differentiating factor. As CGI is a high-growth company, this sharing takes on an added dimension. Over the past three years, we have integrated approximately 5,000 new members per year. With this type of expansion, it is crucial that our values and approach to business are well understood so that all members can effectively serve as ambassadors and proud representatives of CGI.
   In addition to our quality processes, another tool plays a key role in the sharing of our values: the CGI Leadership Institute. This organization supports the professional development of our leaders through various program tracks. These tracks develop and promote quality leadership and provide CGI managers with the training and tools they need to successfully lead members. In addition to this focused training, the Institute runs an orientation program for all new managers, giving them a practical knowledge of CGI's management philosophy and practices to guide their decision-making and strengthen their abilities. Ultimately, all of these activities reinforce and ensure that our values are well understood by all of our people.

 Putting it all together
The CGI Management Foundation helps us maintain the best equilibrium between the needs of all our stakeholders. As such, it is at the heart of our strategy for profitable growth.

10 CGI Group Inc. Annual Report 2004

helping the *Commonwealth of Virginia* win and grow

Transforming government services

The Commonwealth of Virginia is a recognized leader in using the power of information technology to enhance its services and increase operational efficiencies. CGI's US subsidiary, CGI-AMS, is partnering with Virginia to build next-generation electronic procurement and tax administration systems.

In partnership with the Commonwealth, CGI-AMS implemented a statewide e-procurement solution called eVA to streamline and automate purchasing. The solution funnels all procurement business for the Commonwealth through a single electronic portal capable of supporting the diverse needs of state and local government agencies and multiple private vendors. Through October 2004, the nationally acclaimed site processed over 400,000 orders representing more than $4 billion worth of procurements. "The Commonwealth recognizes that it must be a leader in innovation to maximize the taxpayers' investments by delivering more efficient and cost-effective services to its citizens," says Secretary of Administration Sandra Bowen. "CGI-AMS has been a committed partner in helping us reach this goal."

The Virginia Department of Taxation (VATAX) and CGI-AMS are engaged in a Public-Private Partnership to complete a comprehensive reengineering initiative. As a result of these transformational services, VATAX now provides taxpayers new and enhanced customer service, such as secure electronic tax filing and, as of June 30, 2004, has realized more than $231 million in additional revenue from program improvements and a new collections solution. "CGI-AMS is helping us leverage technology and reengineer processes to provide all taxpayers timely, efficient services," says Secretary of Finance John Bennett. "With this project, the Commonwealth has become a model for other states in the innovative use of technology to enhance citizen services."

CGI Group Inc. Annual Report 2004 11

helping *Alcan* win and grow

Focusing on customer needs

For more than 20 years, CGI has partnered with Alcan, a world leader in the aluminum and packaging industries. What started as a consulting arrangement in a regional business center has grown into a multidivisional, global relationship. CGI has provided Alcan with a variety of IT services designed to help the company achieve operational efficiencies and growth. These services have ranged from providing system integration services to implementing state-of-the-art ERP systems.

In 2003, the relationship took yet another significant step forward, more specifically with one of Alcan's division: Alcan Rolled Products, based in Cleveland, in the US. The relationship was transformed into an outsourcing partnership, with services provided by CGI including application development and support and full technology infrastructure management. This division derived substantial benefits by relying on CGI for the management of technology resources and processes required to successfully run its operations.

Overall, Alcan now benefits from the contribution of more than 400 CGI professionals who manage IT operations, respond to more than 130,000 help desk calls per year, monitor 800 servers and support 10,000 workstations.

"Our relationship with CGI has been successful because we share a strong commitment to delivering high-quality services with a collaborative and accountable approach," says Pierre Arseneault, Vice-President, Alcan. "With CGI's industry knowledge, extensive offerings and global capabilities, we trust them to successfully manage our IT operations, while we focus on delivering the best services to our customers, suppliers and other stakeholders."

12 CGI Group Inc. Annual Report 2004

helping *Cox Insurance* win and grow

Offering enhanced services

To help sustain its continued growth and profitability, Cox Insurance Holdings Plc, one of the UK's largest motor insurers, developed a company-wide cost reduction strategy. Outsourcing their IT operations emerged as a natural way to help achieve this goal, while providing a single point of contact for all IT related issues and services.

Seeking a partner with industry expertise and a full spectrum of IT capabilities, Cox turned to CGI. For 20 years, CGI had provided Cox with a license for the use, maintenance and support of CGI's back-office administration solution, Realtime Transaction Manager (RTM). In June 2004, the companies entered into a 10-year outsourcing agreement that achieved an immediate reduction in Cox's IT costs and provided the flexibility needed for resources to seamlessly scale up and down as competitive opportunities demand. Cox also gained access to CGI's best-of-breed processes and methodologies, helping reduce risk and ensure quality in Cox's IT operations.

"Our partnership with CGI creates a solid platform from which to achieve operational efficiencies and provide new and enhanced services for our customers," says Andrew Fisher, Cox's group Chief Executive. "I look forward to working with CGI as we evolve our relationship and realize high-value benefits for Cox's shareholders and customers."

CGI Group Inc. Annual Report 2004 13

helping *Manulife Financial* win and grow

Delivering peace of mind

For more than a century, Manulife Financial has refined its market-leading position in financial protection and wealth management, operating under a steadfast vision to provide the best financial protection and investment management services. Building upon this strong heritage, Manulife entered into an innovative six-year partnership with CGI to develop a center of excellence in Halifax that serves as a solid platform to help it and other financial services institutions grow and deliver the highest quality services.

Signed in September 2004, this agreement builds upon a long-standing relationship with CGI and coincides with Manulife Financial's key acquisitions such as John Hancock and Maritime Life. Through the center, CGI provides systems development, maintenance and integration services through a compelling partnership model—one that couples industry best practices with technology capabilities and scale. As part of the agreement, 350 professionals across Halifax, Boston and Toronto have joined CGI, and the center is expected to grow to 500 positions.

"CGI's technology capabilities and industry knowledge provide us with a true strategic partner. The center's services allow us to leverage industry best practices and the technology capacity needed to meet our goals," says Bruce Gordon, Senior Executive Vice-President and General Manager, Canada, Manulife Financial. "This center reinforces our mission, to ensure customers receive excellent solutions to meet their individual needs."

14 CGI Group Inc. Annual Report 2004

helping *Couche-Tard* win and grow

Allowing more time for customers

As the second largest independent (non integrated within an oil company) convenience store operator in North America, Alimentation Couche-Tard Inc.—grouped under three main brands, Couche-Tard, Mac's and Circle K—has built a reputation for meeting customer needs through ongoing innovation and differentiated services and offerings. To help continue this high-performance tradition, Couche-Tard teamed with CGI to streamline the processes and costs of its payroll operations.

CGI provided a combination of technology and service solutions to deliver an integrated, Web-based and user-friendly payroll management platform for Couche-Tard's Quebec region, which is comprised of 6,000 employees located in 550 sites. Fully implemented in January 2004, the system allows head office staff, store managers and employees timely access to payroll information through a single portal that can be accessed, managed and modified at their sites. "CGI has allowed us to substantially reduce our payroll processes and costs, and improve the control we have over these operations," says Robert Mathieu, Couche-Tard's Director of Finance, Quebec Division.

CGI also provides ongoing services support to Couche-Tard through a large pool of payroll experts. "CGI's payroll expertise and understanding of our business has helped us succeed in our quest to become more efficient. We hope to build upon this success in other operations and with future opportunities," says Mathieu. "Busy employees can now concentrate more time on our customers, which allows Couche-Tard to move forward and succeed."

CGI Group Inc. Annual Report 2004 15

helping *Key Bank* win and grow

Increasing client satisfaction

Key Bank, one of the largest bank-based financial services companies in the United States, knows that to sustain advantage in today's competitive market means achieving consistent, high levels of customer satisfaction. To help implement the tools to extend its leadership position, Key Bank partnered with CGI's US subsidiary, CGI-AMS, to work together to transform its credit management platform and customer management processes.

In the consumer credit management area, Key Bank is adopting the CGI-AMS market-leading originations and collections and recovery systems to enable the bank to improve its decision making and credit management performance. On the customer management side, the partnership has created and is implementing strategies and processes to acquire, retain and grow customer relationships. Throughout these initiatives, the two companies have worked together on the inception, vision, development and implementation of these solutions.

"CGI-AMS provided the deep industry expertise and solutions we needed to accomplish our strategic objectives and they work with us in a spirit of true partnership," says Thomas C. Stevens, Vice Chairman and Chief Administrative Officer of Key Bank. "This partnership has helped us be more effective and customer-focused, so that we can achieve true, sustainable differentiation in the eyes of our customers."

16 CGI Group Inc. Annual Report 2004

helping *Cott* win and grow

Being the supplier of choice

To become a leading supplier requires relentless focus on achieving superior customer service and the know-how to differentiate through innovative products and processes. That's exactly how Cott Corporation—the world's largest producer of retailer branded carbonated soft drinks—has achieved its leadership position. Continuously looking for ways to rapidly respond to new opportunities in the most cost-effective manner, Cott entered into a 10-year IT outsourcing agreement with CGI.

"As a leading supplier of retailer brands, we fully understand that this type of agreement takes a tremendous amount of trust," says Raymond P. Silcock, Cott's Executive Vice-President and CFO. "By building an agreement that is accountable to meeting our priorities and needs, we believe CGI is the right partner to support our future growth strategy."

Signed in July 2004, the agreement covers Cott's IT operations in Canada, the United States, Mexico and the United Kingdom, and provides full IT support, from application development and maintenance to systems integration and completion of an ERP implementation. CGI will also develop strategic initiatives to support such activities as the integration of new acquisitions.

"CGI shares our entrepreneurial spirit and has the scope, scale and flexibility needed to support our IT needs," adds Silcock. "Through more efficient and effective IT operations, we further enhance our capabilities to partner with leading retailers in building their retailer branded soft drink programs around the world."

CGI Group Inc. Annual Report 2004 17

ANDRÉ IMBEAU EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Our financial management

We are proud of CGI's financial record, which is important to each of our three main stakeholders--to clients who seek a stable, long-term partner; to members who seek a secure and profitable employer; and to shareholders who seek to invest in a company that achieves sustainable profitable growth.
   We maintain the discipline of achieving financial ratios within our business units and for the company as a whole on an ongoing basis. We emphasize key financial ratios, including expense ratios and profit margins, cash flow from operations, debt to capitalization and days sales outstanding as a measure of our cash management. CGI's business unit leaders are accountable for meeting operating expense ratios and margins within their units.
   We monitor the results of US peers, and note that we regularly rank high in key measures, such as profit margin, revenue and earnings growth, cash flow as a percentage of revenue, and balance sheet strength. We have one of the highest margins and lowest debt to capitalization ratios among our peers, and have a consistent record of profitable growth, with double digit growth in revenue and earnings in recent years. We believe this record validates our strategy of balancing internal and external growth.
   As a Canadian-based company reporting under Canadian generally accepted accounting principles (GAAP), we will begin expensing options in fiscal 2005, while this is not yet required of US issuers. We already report on the effect of options on earnings in our quarterly and annual MD&A. Options expense will now be disclosed as part of our quarterly results. We take a conservative approach to the granting of options and link them to performance.
   The following MD&A provides an update on financial and non-financial developments during the past year and meets new Canadian continuous disclosure requirements. We will continue to set high standards in our financial reporting practices.

18 CGI Group Inc. Annual Report 2004

Financial highlights
Years ended September 30 (in thousands of dollars except share data)

	2004	2004	2003	2002	2001	2000	Compound annual growth 2000-2004

	US$(1)	CDN$	CDN$	CDN$	CDN$	CDN$	%
Financial performance
Revenue	2,448,379	3,243,612	2,684,816	2,135,189	1,560,391	1,423,080	22.9
EBIT (2)	253,179	335,411	297,136	230,609	163,624	123,319	28.4
EBIT margin (2)	10.3%	10.3%	11.1%	10.8%	10.5%	8.7%
Earnings before amortization of goodwill and discontinued operations	159,126	210,810	174,678	134,847	89,924	73,542	30.1
Basic per share (3)	0.38	0.50	0.44	0.36	0.30	0.27	16.7
Net earnings	165,761	219,600	177,366	135,799	62,789	55,666	40.9
Basic per share (3)	0.39	0.52	0.45	0.36	0.21	0.21	25.4
Net earnings (under US GAAP) (4)	164,713	218,212	173,293	132,488	46,215	53,864	41.9
Basic per share (under US GAAP) (3)(4)	0.39	0.52	0.44	0.35	0.15	0.20	27.0
Cash flow from continuing operating activities	173,474	229,819	227,939	176,384	174,002	67,550	35.8

Financial position Total assets	3,415,188	4,316,456	3,136,683	2,306,970	2,028,669	928,555	46.8
Shareholders' equity	1,948,468	2,462,669	1,980,210	1,779,615	1,503,114	677,301	38.1
Net book value per share (3)	4.64	5.87	5.01	4.72	5.02	2.50	23.8
Working capital	279,862	353,718	227,452	202,212	110,625	164,624	21.1
Current ratio	1.45:1	1.45:1	1.40:1	1.55:1	1.30:1	1.87:1
Long-term debt (current
and long-term portions)	387,546	489,820	267,986	8,500	40,280	43,414
Long-term debt to
capitalization ratio (5)	0.17:1	0.17:1	0.12:1	0.00:1	0.03:1	0.06:1

	Fiscal 2004				Fiscal 2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$
Quarterly financial results Revenue	959,212	867,114	725,728	691,558	685,716	707,053	711,198	580,849
EBIT	89,526	84,504	81,841	79,540	80,921	79,992	75,930	60,293
EBIT margin	9.3%	9.7%	11.3%	11.5%	11.8%	11.3%	10.7%	10.4%
Net earnings	58,473	60,899	51,487	48,741	48,469	47,068	44,809	37,020
Basic per share (3)	0.13	0.14	0.13	0.12	0.12	0.12	0.11	0.10
Cash flow from continuing operating activities	(3,623)	67,174	72,507	93,761	101,174	117,313	(20,374)	29,826

(1)	Canadian dollar amounts for the period ended September 30, 2004, have been translated into US dollars solely for the convenience of the reader. Statement of earnings and statement of cash flows figures have been translated at the average rate for the year (CDN$1.3248 = US$1.00), and balance sheet figures at the September 30, 2004 rate (CDN$1.2639 = US$1.00).
(2)	EBIT represents earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations. EBIT margin is EBIT over revenue.
(3)	Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998, and January 7, 2000.
(4)	Reconciliation between US and Canadian generally accepted accounting principles (GAAP) is provided in Note 22 to the consolidated financial statements.
(5)	The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholder’s equity and long-term debt.
Note: In 2004, CGI did not declare any dividends.
CGI Group Inc. Annual Report 2004 19

Management’s
discussion
and analysis

Fisal year ended September 30, 2004

Basis of presentation
This management’s discussion and analysis of financial position and results of operations (“MD&A”) describes our business, the business environment as we see it today, our vision and strategy, the critical accounting policies of our company that will help you understand our consolidated financial statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements of our fiscal years 2004, 2003 and 2002 and the notes beginning on page 42 of this annual report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2004, 2003 and 2002 results are reconciled to US GAAP in Note 22 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
   Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2004, or September 30 of the year referenced, and all comparisons are to prior years.

Corporate overview and business
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model. As per the Company’s delivery model, work may be carried out onsite at client premises, or through one of CGI’s 20 centers of excellence located in Canada, the US, Europe and India. CGI also has a number of leading business solutions that support longterm client relationships. Our services are generally broken down as follows:
   Consulting—We act as a trusted advisor to our clients, offering a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
   Systems integration—We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
   Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility for their

20	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. CGI hires clients’ IT and specialized professionals enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract can include development and integration of new projects and applications; application maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as payroll services, document management and finance and administration services. Outsourcing contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability.
   CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to that industry, including financial services, government and healthcare, telecommunications and utilities, retail and distribution, as well as manufacturing.
   CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: information technology (“IT”) services and business process services (“BPS”). The focus of these LOBs is as follows:
–	The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. Our professionals and facilities in India and Canada also serve US and foreignbased clients as an integral part of our offshore and nearshore delivery model.
–	The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.
As at September 30, 2004, we employed approximately 25,000 members. In fiscal 2004, we integrated 5,000 new members as a result of acquisitions and outsourcing contract wins. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Business environment
Market demand for IT and business process outsourcing (“BPO”) is large and expected to grow significantly over the long-term. During fiscal 2004, the IT services industry experienced a stable global demand for shorter-term, projectoriented services as some companies and organizations held back discretionary spending in response to the economic environment. Based on various industry and company-specific indicators, we continue to expect a growing demand as market conditions continue to improve for systems integration and consulting services, and in the second half of fiscal 2004, we have experienced a pick up in our sales for such contracts.
   Demand for longer-term outsourcing contracts is healthy as companies realize the cost benefits that are achievable through outsourcing. We are the largest provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing market. We now have a significant footprint in each of our selected geographies, namely Canada, the US and Europe. The strategy that we are pursuing is to replicate what we successfully achieved in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

Vision and strategy
CGI’s vision is to be a world-class IT and BPO leader helping its clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure players in IT and BPO services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve clients, both locally and internationally. In all we do, we seek the best equilibrium between the needs of our three key stakeholder groups, namely our clients, members and shareholders.
   CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, new project work from existing outsourcing clients, as well as outsourcing contracts valued at under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.
   The second element of our growth strategy is the pursuit of new large outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, and proposal activity is healthy across all regions.
   The third and fourth drivers of our growth strategy focus on acquisitions— of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. We are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 21

the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing contracts. In North America, we will continue to be an IT domain consolidator of both small and large IT services companies.

Significant developments in 2004
Acquisitions
In fiscal 2004, we made the following strategic small and large acquisitions to strengthen our geographic presence, vertical market knowledge or to increase the richness of our service offerings or increase our critical mass.
   Apex Consulting Group Inc. (“Apex”)— In October 2003, we announced the acquisition of Boston-based Apex with revenues of US$4.0 million. Apex is a business services, systems integration and consulting company with a focus on business process improvement and new technologies. Specializations include order entry/processing optimization, customer relationship management, Microsoft.Net and J2EE architecture and development, and IS management support.
   GDS & Associates Systems Ltd. (“GDS”)—In January 2004, we acquired certain assets of GDS representing approximately $6 million in annual revenue. Through this acquisition, we obtained a presence in Victoria (British Columbia) and an opportunity to extend relationships with government and other accounts.
   American Management Systems, Inc. (“AMS”) —In March 2004, we announced a major acquisition, namely AMS, a premier information technology consulting and systems integration firm to the government, healthcare, financial services and communications industries. On May 3, CGI acquired AMS’ business with associated revenue of $927 million for a net cash consideration of $584 million.

Other
On October 21, 2003, we announced that Nexxlink Technologies Inc. (“Nexxlink”) was purchasing various CGI assets, generating approximately $40 million in annual revenue. The transaction amounted to $21 million, broken down as follows: $6.0 million in cash, a $4.5 million balance of sale with CGI, and a $10.5 million note convertible into 2.5 million shares of Nexxlink at a price of $4.20 per share. The note was automatically converted following approval by Nexxlink’s shareholders at the annual general and special meeting of shareholders held on December 11, 2003. This transaction provided CGI with a 32% equity interest in Nexxlink. As such, this investment is presented as an entity subject to significant influence in the consolidated financial statements.
   On January 30, 2004, we announced that CGI had completed a US$192 million private debt placement financing with US institutional investors. The private placement was comprised of three tranches of guaranteed senior unsecured notes, with a weighted average maturity of 6.4 years and a weighted average fixed coupon of 4.97%. The proceeds were used to reimburse the drawn-down portion of the Company’s existing credit facilities, as well as for general corporate purposes.
   On April 12, 2004, we announced that The Thomson Corporation had signed an asset purchase agreement under which it acquired the Information Services division of the Banking and Investment group of CGI, including the Starquote software solution, for a consideration of $47 million.
   On April 14, 2004, we announced the conclusion of the acquisition by Nexxlink of CGI’s assets related to the technical support company Meta-4 Technical Support Services (“Meta-4”). The transaction amounted to $8.75 million, broken down as follows: $1.5 million cash; $1.5 million as a balance of sale; $2.75 million through the issue of an interest-bearing note; and $3.0 million through the issue of shares raising CGI’s interest in Nexxlink’s capital stock from 32% to 35%.
   On July 7, 2004, we announced that privately-held firm Ezee ATM LP had acquired Meta-4 Business Networking Solutions (MBNS) from CGI Group Inc. for $5.6 million.

Performance overview
Fiscal 2004 marked the 28th consecutive year of revenue growth for CGI. Revenue grew 20.8% to $3,243.6 million, up from $2,684.8 million in fiscal 2003 and $2,135.2 million in fiscal 2002. Net earnings grew 23.8% to $219.6 million ($0.52 basic and diluted earnings per share), compared with net earnings of $177.4 million ($0.45 basic and diluted earnings per share) in fiscal 2003 and compared with net earnings of $135.8 million ($0.36 basic and diluted earnings per share) in fiscal 2002. The net margin (i.e. net earnings over revenue) improved to 6.8%, compared with 6.6% in 2003 and 6.4% in 2002.
   The balance sheet as at September 30, 2004, included $200.6 million in cash and cash equivalents, $2,462.7 million of shareholders’ equity and $489.8 million in long-term debt.

Critical accounting policies and estimates
The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.
   Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2004.

Restatements
i) Funds held for clients and clients’ funds obligations
In connection with our payroll and tax filing services, we collect funds for payment of payroll and taxes, temporarily hold such funds until payment is due, remit the funds to the clients’ employees and appropriate tax authorities, file federal and local tax returns, and handle related regulatory correspondence and amendments. Effective April 1, 2004, we presented separately the payroll funds held for clients and related obligations. We consider that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior year’s amounts were restated to conform to the current year’s presentation.

22	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

ii) Accrued integration charges
Subsequent to the acquisition date of Underwriters Adjustment Bureau Ltd. (“UAB”), we began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. The Company revised the calculation of the defined benefit pension plan as the initial actuarial valuation made as of the acquisition date understated the pension plan liability, future income tax assets and goodwill by $4,500,000, $1,530,000 and $2,970,000, respectively. Accordingly, the balance sheet as at September 30, 2003, has been restated.

Use of estimates
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Basis of consolidation
The consolidated financial statements include the accounts of CGI and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. We account for jointly-controlled investments using the proportionate consolidation method. Forinvestments whereby CGI has the ability to exercise significant influence, we account for these under the equity method. In situations whereby the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Revenue recognition
CGI generates revenue principally through the provision of IT and BPO services.
   The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.
   Services revenue related to outsourcing arrangements and BPS under fixed fee contracts is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery. Revenue from time and materials and unit-priced arrangements is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, then we evaluate whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. For outsourcing arrangements which include multiple elements, the total arrangement value is allocated to each element based on their relative fair values. Revenue is then recognized for each element based on the nature of the services as described above.
   Services revenue related to systems integration and consulting arrangements, under time and material contracts, are recognized as services are rendered, whereas systems integration and consulting arrangements under fixed fee contracts are recognized using the percentage-of-completion method over the implementation period. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. In addition, we provide systems integration and consulting services based on benefits-funded arrangements whereby we recognize revenue only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based. For cost-based contracts, revenue is recorded as reimbursable costs are incurred.
   Revenue from the sale of software license agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor specific objective evidence is typically based on the price charged when an element is sold separately. In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, we recognize software license revenue using the percentage-of-completion method over the implementation period.
   Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the term of the contract.
   Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.
   Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 23

Cash and cash equivalents
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Fixed assets
Fixed assets are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

Contract costs
Contract costs are incurred in the course of two to ten year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:
a) Incentives granted to clients upon signing of long-term outsourcing contracts
Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.
   Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of fixed assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described in the preceding paragraph.
b) Transition costs incurred during the transition period of long-term outsourcing contracts
These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts and are recorded and amortized as described above.

Definite-life intangibles and other long-term assets
Definite-life intangibles are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by intangible asset category are as follows:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the estimated net identifiable tangible and intangible assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually as at September 30 or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment tests performed as at September 30, 2004 and 2003, the Company concluded that no goodwill impairment charge was required.

Accrued integration charges
Accrued integration charges are comprised primarily of liabilities for costs incurred on business combinations, such as provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

Earnings per share
Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

Stock-based compensation and other stock-based payments
The Company has a stock option plan, which is described in Note 9b). We record no compensation cost on the grant of stock options to directors, officers and employees. Direct awards of stock to employees and stock options granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. Pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used has been presented in Note 9b).
As of October 1, 2004, the Company will adopt the fair-value based method for all stock-based compensation awards and recognize an expense in the financial statements in accordance with the amendments to the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (see Future accounting changes).

Research and development costs
Research costs are charged to earnings in the year they are incurred, net of related investment tax credits.
Development costs are charged to earnings in the year they are incurred, net of related investment tax credits, unless they meet specific criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of Definite-life intangibles—Business solutions.

24	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

During the year, the Company incurred direct research and development costs of $55,577,000 ($42,835,000 in 2003), net of related investment tax credits.

Income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

Translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.
   Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment decreased by $69,157,000 and $123,768,000 in 2004 and 2003, respectively. These variations resulted principally from translating US dollar denominated goodwill.
   The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Financial instruments
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. We do not hold or use any derivative instruments for speculative trading purposes.
   We enter into financial instruments contracts to hedge our net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.
   The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.
   Periodic assessments of each hedge’s effectiveness are performed during the year.

Recent accounting changes
As of October 1, 2003, CGI adopted the following new Handbook Sections issued by the CICA:
a) Handbook Section 3063, Impairment of Long-Lived Assets, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

b) Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment. The section provides criteria for classifying assets as held for sale, requires an asset classified as held for sale to be measured at fair value less cost to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The disclosure has been modified to conform with the adoption of this section.

c) Accounting Guideline 13, Hedging Relationships, deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The disclosures required by this Accounting Guideline are included in Note 21.

Future accounting changes
The CICA has issued the following new Handbook Sections:
a) Amended Section 3870, Stock-Based Compensation and Other Stock-Based Payments, is effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. Effective October 1, 2004,

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 25

we will adopt the amendments on a retroactive basis, as permitted by the standard. The impact of the adoption on net earnings will result in an approximate charge for 2005 of $24,000,000 and charges for 2004, 2003 and 2002 amounting to $25,559,000, $8,168,000 and $4,130,000, respectively.

b) Handbook Section 3110, Asset Retirement Obligations, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

c) Accounting Guideline 15, Consolidation of Variable Interest Entities, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. We do not believe that the adoption of this guideline will have a significant impact on our financial statements.

Bookings and backlog

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	Percent change 2004/2003	Percent change 2003/2002

(in '000 of Canadian dollars)	$	$	$	%	%
Bookings	3,040,900	4,018,500	3,525,500	-24.3	14.0
Backlog	12,965,000	12,300,000	10,400,000	5.4	18.3

As at September 30, 2004, our backlog of signed contracts for work that had yet to be delivered was $13.0 billion, with an average duration of 7.2 years. Our backlog, which provides good revenue visibility, represents new contract wins, extensions and renewals signed in fiscal 2004 of $3.0 billion, minus backlog consumption during the year. The backlog figure as at September 30, 2004 includes the signed contracts that were acquired from AMS on May 3, 2004. Contract bookings included new 10-year contracts with Cox Insurance Holdings Plc (“Cox”) (£138 million), Cott Corporation ($210.0 million) and Robert Plan Corporation (“Robert Plan”) (US$167.0 million) and the termination of Fireman’s Fund Insurance Company’s remaining contract. The bookings for 2003 reflected the $1.5 billion contract extension with the BCE family while the 2002 bookings included the 10-year $1.75 billion contract with Canada Post.

Comparison of operating results for fiscal years 2004, 2003 and 2002
Revenue

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

Revenue (in `000 of Canadian dollars)	3,243,612	2,684,816	2,135,189
Growth over previous year	20.8%	25.7%	36.8%

Revenue increased $558.8 million or 20.8% in 2004. External revenue growth was 21.0% and primarily attributable to our acquisition of AMS in May 2004 and COGNICASE Inc. (“Cognicase”) in January 2003. Year-over-year organic growth of 2.0% was driven by new bookings from a combination of new client wins, notably with Bombardier Aerospace, Robert Plan, Alcan Inc.‘s Rolled Products North America division (“Alcan”) and Cox, as well as contract renewals, extensions and add-on projects from existing clients. The currency exchange rate fluctuations, mainly between the Canadian and US dollars, reduced the year-over-year growth by 2.2%. The growth between 2002 and 2003 of 25.7% resulted from external growth of 20.2%, organic growth of 6.5% and negative foreign currencies fluctuations of 1.0%. The external growth was mainly attributable to the acquisitions of Cognicase, UAB and INSpire Insurance Solutions Inc., while the internal growth

26	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

resulted from new client wins, notably Canada Post, Purolator and Air Liquide.

We calculate organic or internal growth as total revenue less the revenue run-rate from acquired companies as at the transaction date and the impact from the fluctuations of foreign currencies against the Canadian dollar.

Revenue mix
The revenue mix by contract type, geographic market and targeted vertical is as shown below:

Revenue mix	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

	%	%	%
By contract type
Outsourcing	62	73	72
Systems integration and consulting ("SI&C")	38	27	28
According to client geography
Canada	71	78	72
US	24	17	22
All other regions	5	5	6
By vertical
Financial services	38	41	40
Telecommunications and utilities	23	22	27
Government and healthcare	22	17	16
Retail and distribution	11	12	8
Manufacturing	6	8	9
Top five clients	30.6	33.8	35.1
BCE family	15.9	18.6	23.5

Revenue derived from our long-term outsourcing contracts represented 62% of the total revenue in fiscal 2004, including approximately 47% from IT services and 15% from BPO services. Project-oriented systems integration and consulting (“SI&C”) work represented 38% of our revenue, up from 27% compared with last year due to the acquisition of AMS whose operations were concentrated in the SI&C business. However, our long-term targeted mix of revenue between outsourcing contracts and SI&C contracts remains 75% and 25%, respectively.
   The revenue mix based on our clients’ geography changed from last year, mainly as a result of the acquisition of AMS, whose business concentrated on serving mostly clients located in the United States and Europe.
   In fiscal 2004, we maintained the diversification of our revenue mix among the industry verticals that we target with our expertise. However, since AMS’ revenue was primarily concentrated in the government and healthcare, and in the telecommunications and utilities sectors, the proportion of revenue from clients in the financial services vertical decreased to 38% of CGI’s total revenue, compared with 41% in 2003. Meanwhile, telecommunications and utilities represented 23% compared with 22% in 2003; the government and healthcare sector represented 22%, up five percentage points; retail and distribution, was 11%, down one percentage point; and manufacturing was 6%, compared with 8% during the last fiscal year. The main change in our vertical mix between 2002 and 2003 resulted from our growth with Innovapost in the retail and distribution vertical. The decrease in the telecommunications and utilities vertical resulted from the acquisition of companies having less presence in this sector.
   Our top five clients represented 30.6% of total revenue in 2004, compared with 33.8% last year. Combined revenue from contracts with the BCE family of companies decreased to 15.9% of our total revenue, compared with 18.6% in 2003. However, on an absolute dollar basis, revenue from our top five clients and from the BCE family increased 9.4% and 3.4% respectively, compared with last year.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 27

Operating expenses, EBIT and interest

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	As a percentage of total revenue 2004	As a percentage of total revenue 2003	As a percentage of total revenue 2002

(in '000 Canadian dollars except percentages)	$	$	$	%	%	%
Costs of services, selling, and
administrative expenses	2,717,040	2,244,511	1,810,077	83.8	83.6	84.7
Research expenses	26,710	22,036	017,609	0.8	0.8	0.8
Amortization expenses Fixed assets	48,214	43,940	28,192	1.5	1.6	1.3
Contract costs related to transition costs	9,633	4,219	2,656	0.3	0.2	0.1
Definite-life intangibles and other long-term assets	102,570	72,974	46,046	3.2	2.7	2.2
Impairment of contract costs	4,034	--	--	0.1	--	--

Amortization expenses	164,451	121,133	76,894	5.1	4.5	3.6
EBIT (1)	335,411	297,136	230,609	10.3	11.1	10.8
Interest on long-term debt	20,675	12,578	2,411	0.6	0.5	0.1

(1)     Earnings before interest, income taxes, entity subject to significant influence and discontinued operations.

Our cost of services, selling and administrative expenses was $2,717.0 million, up $472.5 million in 2004, reflecting the growth in the business coming from the acquisition of AMS as well as the start-up of new contracts. In 2003, these costs were up from the previous year by $434.4 million, again reflecting the impact of acquisitions in that year as well as the start-up of new contracts won in that timeframe. The costs of services, selling and administrative expenses were 83.8% of revenue in 2004, reflecting an increase of 0.2% from the previous year resulting from the incremental costs related to the integration of the AMS operations into CGI. The reduction of 0.9% achieved in the previous year reflected the timing and the longer time span we had between the acquisition date and the yearend for Cognicase and UAB, versus that for AMS, to realize the synergies of the combination. Research expenses were $26.7 million in 2004, up $4.7 million or 21.2% from 2003. Research expenses as a percentage of revenue were 0.8%, which is comparable with previous years.
   In fiscal 2004, research and development expenses including capitalized expenses were $76.8 million, of which direct costs represented $55.6 million. In fiscal 2003, research and development expenses including capitalized expenses were $59.2 million, of which direct costs totalled $42.8 million.
   Total amortization expenses were $164.5 million, up $43.3 million compared with 2003. This is broken down as follows: an increase of $29.6 million related to the amortization of definite-life intangibles and other long-term assets; an increase of $4.3 million related to the amortization of fixed assets; $5.4 million related to the amortization of contract costs related to transition costs; and $4.0 million related to the accelerated amortization of a non-profitable contract.
   As detailed in Note 10 to the consolidated financial statements, in 2004, amortization of fixed assets increased $4.3 million to $48.2 million, reflecting our purchases of fixed assets related to the start-up of new outsourcing contracts and business acquisitions, as well as the investments we made for leasehold improvements to our E-Commerce Place facilities in Montreal.
   The amortization of contract costs related to transition costs was $9.6 million for the year and is associated with costs incurred in the initial phases of new projects.
   The amortization of definite-life intangibles and other long-term assets increased to $102.6 million, up $29.6 million from last year and up $26.9 million for 2003. The primary cause of these increases was the addition of intangible assets from acquisitions, namely client relationships and business solutions.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”).
EBIT was $335.4 million, representing an increase of $38.3 million or 12.9% compared with 2003. EBIT margin (i.e. EBIT over revenue) was 10.3% for the year, compared with 11.1% in 2003 and 10.8% in 2002. The increase in EBIT versus 2003 is mostly attributable to the growth in our business from acquisitions and new contracts. The year-over-year change in the EBIT margin is reflective of the higher cost structure related to the AMS operations and the costs related to the start-up of new outsourcing contracts.

Interest
Interest on long-term debt increased to $20.7 million from $12.6 million as a result of the additional debt issued to partially finance the AMS acquisition, as described in the section “Significant developments in 2004". In 2003, we issued debt to partially finance the acquisitions of UAB and Cognicase. Other interest for the year was $8.7 million, up from $3.1 million for

28	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

the previous year, as a result of the fact that the Company held a higher average cash balance.

Income taxes Our effective income tax rate in 2004 was down to 35.0%, compared with 39.4% in 2003 and 41.6% in 2002. The decrease in our tax rate compared with last year reflects the reduction in the Canadian combined federal and provincial statutory tax rates and a more balanced distribution of our earnings across our major geographic markets.

Net earnings and earnings per share
CGI’s net earnings and basic and diluted earnings per share for fiscal 2004, 2003 and 2002 were as follows. In fiscal 2004, earnings before entity subject to significant influence and discontinued operations were $210.3 million, up 20.6% over 2003. Net earnings from discontinued operations of $8.8 million for 2004 were comprised of the net earnings of the assets sold to Nexxlink on October 21, 2003, as well as the net earnings resulting from the sale of our Starquote market data services business announced April 12, 2004. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations.
   Net earnings in 2004 increased $42.2 million or 23.8% to $219.6 million compared with $177.4 million in 2003. Net earnings for 2003 were up 30.6% over comparable net earnings of 2002. The net earnings margin improved to 6.8% from 6.6% in 2003 and 6.4% in 2002. Basic and diluted earnings per share of $0.52 in fiscal 2004 were up from $0.45 in 2003 and up from basic and diluted earnings per share of $0.36 in 2002. CGI’s basic weighted average number of shares outstanding at the end of the year was 419,510,503, up by 24,318,576 shares when compared with last year, following the issuance of 41.3 million shares on May 3, 2004, to partially finance the acquisition of AMS and the exercise of stock options. The increase in the number of shares outstanding between 2003 and 2002 was the result of the shares issued for the acquisition of Cognicase in January 2003.

Earnings and earnings per share	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	Change 2004/2003	Change 2003/2002

(in '000 Canadian dollars except share data)
Earnings before entity subject to significant
influence and discontinued operations	210,322	174,383	134,847	20.6%	29.3%
Earnings before entity subject to significant influence and discontinued operations margin	6.5%	6.5%	6.3%
Net earnings	219,600	177,366	135,799	23.8%	30.6%
Net earnings margin	6.8%	6.6%	6.4%
Weighted average number of Class A
subordinate shares and Class B shares	419,510,503	395,191,927	377,349,472	6.2%	4.7%
Basic and diluted earnings per share from continuing operations	0.50	0.44	0.36	0.06	0.08
Basic and diluted earnings per share	0.52	0.45	0.36	0.07	0.09

Pro forma net earnings
Under the stock option plan, had compensation cost been determined using the fair value method at the date of grant for awards granted since October 1, 2001, our pro forma net earnings from continuing operations, basic and diluted earnings per share from continuing operations would have been $185.3 million, $0.44 and $0.44, respectively, for the year ended September 30, 2004. Our pro forma net earnings, basic and diluted earnings per share would have been $194.0 million, $0.46 and $0.46, respectively.

Reconciliation of results reported in accordance with Canadian GAAP to US GAAP
Under US GAAP, net earnings for fiscal 2004 would have been $218.2 million, and the basic and diluted earnings per share would have been $0.52 and $0.52, respectively. US GAAP and Canadian GAAP are becoming increasingly aligned.

Performance by lines of business
As discussed in an earlier section, we have two LOBs: IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this structure (see Note 16 to the consolidated financial statements for the years ended September 30, 2004, 2003 and 2002). We modified our operational structure in the fourth quarter of fiscal 2003 to primarily reflect the global delivery approach that we take in providing IT services to our clients. Each of our IT services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of excellence and technology centers. The delivery of these contracts across international borders mixes and matches the best of CGI for our clients.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 29

IT services
CGI’s position as a leading end-to-end IT services provider in its markets, coupled with numerous strong client relationships and high client satisfaction ratings, fueled solid growth in 2004. Revenue was driven by a combination of IT and BPO and SI&C contract wins, renewals and add-on projects as well as acquisitions.
   In 2004, revenue derived from delivering IT services increased 25.2% from the previous year’s revenue. External growth accounted for 23.8% of the year-over-year increase and organic growth in constant dollars was 3.5%. In 2004, revenue growth versus 2003 was offset marginally by the currency exchange rate fluctuation, mainly between the Canadian and US dollar, which reduced the year-over-year growth by $43.9 million or 2.0%.
   External growth for 2004 and 2003 was driven primarily by the acquisitions of AMS in April 2004 and Cognicase in January 2003, respectively, while organic growth resulted from new large outsourcing contracts in all of our major geographic markets as well as an overall increase of business solutions sales.
   EBIT was $340.6 million, up $46.8 million from $293.8 million in 2003 and up $119.0 million from 2002. The primary drivers for the EBIT growth were the business acquisitions and the new contracts started in the respective periods. The EBIT margin was 12.5%, down 1.0% from 13.5% in 2003. The change in the EBIT margin was reflective of the higher cost structure of the AMS operations.
   The 13.5% EBIT margin for 2003 had increased 0.9% from the previous year as a result of the full adoption of the CGI global business model within the US operations and adherence to CGI’s standard management ratios. As well, our IT outsourcing business has grown in the US, leveraging our near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India. The revenue growth in the UK allowed this operation to leverage its infrastructure, therefore delivering improved margin performance.

Performance by line of business	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

(in '000 Canadian dollars)	$	$	$
Revenue
IT services	2,733,371	2,182,568	1,756,380
BPS	510,241	502,248	378,809

Total revenue	3,243,612	2,684,816	2,135,189

EBIT IT services	340,604	293,820	221,563
BPS	74,108	71,358	65,722
Corporate	(79,301)	(68,042)	(56,676)

Total EBIT	335,411	297,136	230,609

BPS
In 2004, our BPS revenue was $510.2 million, up $8.0 million or 1.6% from 2003 and up $131.4 million or 34.7% from 2002. The business process outsourcing activities represented 15.7% of our total revenue in 2004, reflecting a year-over-year external growth of 9.1%, offset by the impact of foreign currency fluctuations, totaling $16.2 million or 3.2% of revenue, and by negative internal growth of 4.3%. The external growth reflected mainly the incremental months in the current fiscal year of BPS revenue acquired from UAB and Cognicase in January 2003. The negative internal growth was due to the expiry of some contracts and termination of contracts inherited from acquisitions which were not meeting CGI’s profitability targets.
   EBIT for the BPS LOB increased $2.8 million or 3.9% to $74.1 million from the previous year and $8.4 million or 12.8% from 2002. The increase of our EBIT versus 2003 and 2002 resulted mainly from the growth of our BPO activities, mainly following the Cognicase and UAB acquisitions in 2003.
   The EBIT margin was 14.5% in 2004, up 0.3 percentage point from 14.2% in 2003 but down 3.1 percentage points from 17.3% in 2002. The improvement of our margin in 2004 versus last year reflected the termination of certain contracts which were underperforming, synergies realized following the acquisitions of UAB, and the BPO operations of Cognicase in 2003 and actions taken to reduce and control expenses. The decline of our profitability in 2003 versus 2002 resulted from a decline in the healthcare and banking and investment sectors.

Corporate expenses
Corporate expenses were $79.3 million for fiscal 2004, up $11.3 million, reflecting the growth of our operations. Corporate spending as a percentage of revenue was 2.4%, down 0.1% from the previous year and down 0.2% from 2002, reflecting the synergies realized from the growth of our business.

Liquidity and capital resources
We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.
   As at September 30, 2004, we held $200.6 million in cash and cash equivalents, an increase of $117.1 million from September 30, 2003. The net change in cash and cash equivalents from continuing operations was $115.1 million, $138.4 million higher than last year. Historically, the majority of our cash and cash equivalents have been provided by continuing operating activities. In 2004, cash provided by continuing operating activities was higher by $1.9 million when compared with the previous fiscal year after taking into account the payment of $78.6 million

30	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

for the income taxes that were due to the sale of AMS’s defense business and the payment of $85.7 million in integration costs for our acquisitions. Cash used in continuing investing activities was $240.8 million higher than 2003, while the cash provided by continuing financing activities was $378.0 million more than in 2003. These variances resulted from the acquisition of AMS and the related issuance of shares that partially funded the purchase.

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

(in '000 Canadian dollars)	$	$ Restated	$
Net cash provided by (used in):
Continuing operating activities	229,819	227,939	176,384
Continuing investing activities	(698,541)	(457,745)	(215,603)
Continuing financing activities	583,653	205,639	92,894
Effect of rate changes on cash and cash equivalents of continuing operations	186	917	3,475

Net change in cash and cash equivalents of continuing operations	115,117	(23,250)	57,150
Net cash and cash equivalents provided by discontinued operations	1,997	2,538	1,063

Cash and cash equivalents, beginning of year	83,509	104,221	46,008

Cash and cash equivalents, end of year	200,623	83,509	104,221

In fiscal 2004, the increase in cash flow from continuing operating activities was driven by higher net earnings from continuing operations and the increase in amortization from AMS operations, representing an increase of $81.4 million over fiscal 2003. However, this was offset by the net change in non-cash working capital items of $210.4 million, which was $95.4 million lower than last year and is due to the impact of the income tax payments related to the AMS sale of the defense business and the payment of integration costs described in more detail below.
   Days sales outstanding (“DSOs”) were 53 days at September 30, 2004, down eight days from the 61 days at June 30, 2004, following the acquisition of AMS, and slightly higher than the 51 days at September 30, 2003. This demonstrates our ability to manage the increase in business from large acquisitions without significantly affecting DSOs. In calculating DSOs we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. The net cash provided by accounts receivable also included $87.3 million of refundable tax credits on salaries received during the year, as compared to the $43.0 million received in fiscal 2003.
   Another significant item affecting the fiscal 2004 change in non-cash working capital was income tax payable. Following the acquisition of AMS, we paid $78.6 million in income taxes as a result of the sale of the AMS defense business. This liability was set-up at the acquisition date and did not have an impact on cash flow at that time, however it did negatively impact our cash flow from continuing operating activities when the payment was made in September 2004. Accounts payable and accrued liabilities were also increased at the acquisition date to account for severance payments and costs to exit activities. However, after the acquisition, when payments were issued for these severance payments and exit costs, they were reflected as a use of cash by continuing operating activities. The decrease of this provision from May 3, 2004, the date of the acquisition, until September 30, 2004, was $72.4 million. Excluding these two items, cash provided by operations would have been $151.1 million higher.
   Payments from clients in advance of the work being performed and deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. This

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 31

had a negative impact on the cash balance of $7.6 million. Furthermore, the change in accrued compensation had a negative impact of $39.1 million in the net change in non-cash working capital items. This is due to the timing of payroll related payments made during fiscal 2004 versus the prior year.
   Cash used in continuing investing activities was $698.5 million in 2004, an increase of $240.8 million compared with the prior fiscal year. The majority, or $589.7 million, of the 2004 continuing investing activities was for business acquisitions.
   Details of our business acquisitions can be found in Note 12 to the consolidated financial statements. In fiscal 2004, we made one major acquisition and several smaller niche acquisitions for a total net cash consideration of $589.7 million. AMS, acquired on May 3, 2004, was purchased for a net cash consideration of $584.0 million. Some $325.2 million was raised through an equity private placement and $255.8 million was raised through a debt private placement with the balance coming from existing cash resources. Other business acquisitions represented a net cash investment of $5.7 million. In fiscal 2003, we completed five acquisitions of IT consulting firms. The cash used for these acquisitions was $233.0 million. In fiscal 2002, our investments included $19.9 million to acquire five IT consulting firms and $26.0 million for the start-up of our joint venture, Innovapost.
   The proceeds from the sale of businesses of $87.5 million in 2004 were generated by the sale of several operations acquired with Cognicase, as well as the sale of the Starquote business, and of the Clearwater, Florida building acquired with IMRglobal Corp. in July 2001.
   The 2004 investment in fixed assets of $54.6 million related mostly to leasehold improvements of $24.2 million, including approximately $10.0 million for the installation costs for our Montreal offices at E-Commerce Place and Cité Multimedia. In addition, computer equipment purchases of $26.6 million were required to support the growth in our operations.
   Our investment in contract costs of $76.3 million increased by $47.1 million when compared with the $29.2 million spent in the prior year. Included in this amount are approximately $18.6 million in incentives that were granted as part of outsourcing contracts announced during the year with clients such as Cox, Robert Plan and Alcan. Additionally, approximately $59.8 million represent the transition costs incurred with outsourcing clients in their initial contract period, such as Canada Post, Robert Plan and GrafTech. Last year, the amount was comprised of transition costs and incentives for large outsourcing contracts signed, the most significant being Alcan and Air Liquide.
   The net investment in definite-life intangibles and other long-term assets of $65.5 million was $68.7 million lower than last year. The details of what is included in this category are provided in the section “Critical Accounting Policies and Estimates.” As per normal business with our outsourcing clients, software licenses were acquired for an approximate value of $45.9 million in addition to $23.5 million of business solutions, in order to deliver IT outsourcing services. The decrease versus 2003 was mainly due to last year’s investment in the Innovapost joint venture, representing $25.4 million mostly related to the enterprise resource system used by Canada Post. In addition, we invested approximately $23.5 million in 2003 to implement new internal financial software, which represented $20.1 million more than this year.
   Cash provided by continuing financing activities was $583.7 million in 2004, compared with $205.6 million during 2003. Continuing financing activities in 2004 included the issuance of a debt private placement for $255.8 million, a net drawdown of $21.5 million from our unsecured committed credit facilities and a $325.2 million equity private placement (net of fees). The cash provided was used primarily to finance the acquisition of AMS and to strengthen our cash position for future growth. The debt private placement was issued to strengthen capital resources, and to better match the duration of our liabilities with the average term of our backlog. More details surrounding this agreement are provided in the “Significant Developments in 2004—Other” section. In fiscal 2003, continuing financing activities included the signing, on November 12, 2002, of an agreement with a banking syndicate pertaining to two unsecured credit facilities. Under this agreement, CGI used an amount of $309.0 million to finance its activities, particularly to pay the cash portion of the acquisitions of Cognicase and UAB. At the end of fiscal 2003, we were able to reimburse $90.0 million of this long-term debt with the cash generated by continuing operating activities.

32	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

Selected measures of liquidity and capital resources

	2004	2003	2002

	$	$	$
Working capital (in `000 of Canadian dollars)	353,718	227,452	202,212
Current ratio	1.45:1	1.40:1	1.55:1
Shareholders' equity per common share (in Canadian dollars)	5.54	4.93	4.67
Long-term debt to capitalization ratio	16.6%	11.9%	<1%
Days sales outstanding	53	51	50

Shareholders’ equity increased mainly due to the issuance of shares during the year as part of the funding of the AMS acquisition and net earnings achieved in the year, which amounted to $219.6 million. The capital stock increased mainly following the issuance of 41,340,625 Class A subordinate shares in May 2004 to partially fund the AMS acquisition. This share issue generated $330.7 million. An additional 136,112 shares were issued to pay for the other smaller acquisitions made during the year. However, the total increase in shareholders’ equity was partially offset by the change in the foreign currency translation adjustment of $69.2 million, mainly due to the 6.2% depreciation of the US dollar versus the Canadian dollar between September 30, 2003 and September 30, 2004. We translate the assets denominated in foreign currencies using the year-end exchange rates.
   The long-term debt to capitalization ratio increased during the year as a function of the increase in long-term debt as mentioned earlier. Some of the acquisitions we made since 2001, including IMRglobal Corp. and Star Data Systems Inc., were financed mainly through the issuance of shares.
   The days sales outstanding, as at September 30, 2004, increased to 53 days from 51 days at September 30, 2003, while the increase in accounts receivable and work in progress net of the increase in deferred revenue totaled $152.1 million. The majority of this increase can be attributed to CGI’s growth, including the new business acquired with AMS.

Capital resources

	Total commitment(1)	Available at September 30, 2004	Outstanding at September 30, 2004	Available at September 30, 2003	Outstanding at September 30, 2003

(in `000 of Canadian dollars)	$	$	$	$	$
Unsecured committed revolving facilities	515,000	283,608	231,392(2)	285,500	229,500
Lines of credit and other facilities	38,300	29,607	8,693(3)	27,700	0

(1)   Excluding any existing credit facility for non-majority owned entities.
(2)   Consists of US$175 million of US LIBOR and of $10.2 million of drawn Letters of Credit.
(3)   Consists of US$6.9 million of drawn Letters of Credit.

Our cash position, together with bank lines, is sufficient to support our growth strategy. At September 30, 2004, cash and cash equivalents were $200.6 million and the total credit facility available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.
   The $515.0 million commitment is comprised of a $186.2 million revolving credit facility for our operating activities and working capital purposes and a $328.8 million three-year term revolving credit facility, expiring in November 2005, for the financing of acquisitions and outsourcing contracts. We also have access to a $25.0 million demand line of credit for cash management purposes, $8.7 million to cover outstanding letters of credit and $4.6 million of other facilities to cover other requirements. The $186.2 million revolving credit facility, at the option of the lenders, may be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan. The bank credit facility contains certain covenants, which require us to maintain certain financial ratios. At September 30, 2004, and September 30, 2003, CGI was in compliance with these covenants.
   We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect that new large outsourcing contracts or large acquisitions will be financed by the issuance of debt and equity, should additional cash resources be required.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 33

Contractual obligations

Payments due by period

	Commitment types	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years

(in `000 of Canadian dollars)
Long-term debt	485,524	11,993	230,862	107,502	135,167
Capital lease obligations	4,296	2,536	1,625	135	--
Operating leases Rental of office space	1,175,503	136,251	247,790	195,204	596,258
Computer equipment	193,117	89,689	89,617	12,025	1,786
Long-term service agreements	68,967	28,737	32,599	7,631	--

Total contractual obligations	1,927,407	269,206	602,493	322,497	733,211

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,927.4 million. Of this, rental of office space represents $1,175.5 million, computer equipment totals $193.1 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $69.0 million. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements, clients have agreed to take back the computer equipment in case of early contract termination.
    We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.
    In fiscal 2005, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend and this is subject to regular review by our Board of Directors.

Capability to deliver results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required noncapital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and uncertainties
While we are confident about our longterm prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks related to our industry
The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.
   The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.
   The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performancedriven remuneration. In addition, we have implemented a comprehensive program

34	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.
   The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.
   Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
   Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks related to our business
Business mix variations—The revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.
   The financial and operational risks inherent in worldwide operations—With the acquisition of AMS, we now manage operations in 19 countries worldwide, with slightly less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, help ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.
   The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 60 companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 35

the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2004, the majority of our operations had received ISO 9001 certification.
   Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.
   Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.
   Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.
   Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client, and revenue is recognized based on the percentage of costs incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.
   Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
   Government tax credits risk—An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Centre national des nouvelles technologies de Québec.
Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
   Legal claims made against our work— We create, implement and maintain IT solutions that are often critical to the operations of our clients’ businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These

36	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks related to business acquisitions
Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.
   Realization of acquisition benefits— We believe that our recent acquisition of AMS will provide certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US, enhancing our services and capabilities and adding to our client base, we believe we will be better positioned to bid on and win new outsourcing contracts. Additionally, we believe that substantial operational and administrative efficiency gains will be realized during the integration of AMS. However, there is a risk that some of the expected benefits and expected synergies of the acquisition may fail to materialize, or may not occur within the timeline we anticipate as of today. Our ability to realize these benefits and synergies will depend on management’s success in integrating the acquired operations, personnel and technology. Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks related to the market
Economic risk—An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of disclosure
CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.
   The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the TSX. The responsibilities of the Audit and Risk Management Committee of CGI include a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by the Board of Directors of CGI.

Legal proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 37

Outlook
Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.
   We will continue to leverage our competitive differentiators in order to secure new IT and business process outsourcing contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in North America. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short-term or potential gain.
   Based on current market conditions and the opportunities we see in our markets, we provide the following guidance for fiscal 2005. We expect to achieve growth in revenue of 20% to 28% and growth in net earnings of 25% to 35%, after giving retroactive effect to the expensing of stock options. This will represent revenue between $3.90 billion and $4.15 billion and earnings per share between $0.52 and $0.56, after the expensing of stock options. Beginning in the first quarter of fiscal 2005, in accordance with GAAP, CGI will begin expensing stock options. The nondeductibility of stock options expenses for Canadian tax purposes will increase our effective tax rate to around 35%. For comparison purposes with US peers, which are not yet required to expense stock options under US GAAP, CGI discloses that the effect of stock options expensing on its earnings per share is expected to be $0.05 in fiscal 2005.

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forwardlooking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

38	Management's and Auditor's reports	CGI Group Inc. Annual Report 2004

Management’s Statement of Responsibility for Financial Reporting
The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, the Management’s Discussion and Analysis (“MD&A”) and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in this Annual Report are consistent with that contained in the accompanying consolidated financial statements.
   To fulfill its responsibility, management developed and continues to maintain systems of internal controls reinforced by the Company’s standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to review by the independent auditors, Samson Bélair Deloitte & Touche, Chartered Accountants, whose report follows. They were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
   The Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meets regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors for inclusion in this Annual Report.

(Signed) SERGE GODIN CHAIRMAN AND CHIEF EXECUTIVE OFFICER NOVEMBER 8, 2004	(Signed) ANDRÉ IMBEAU EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Auditors’ Report
To the Shareholders of CGI Group Inc.
   We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed)

 CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 8, 2004

Financial statements	CGI Group Inc. Annual Report 2004 39

Consolidated statements of earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2004	2003	2002

	$	$	$
Revenue	3,243,612	2,684,816	2,135,189

Operating expenses Costs of services, selling and administrative	2,717,040	2,244,511	1,810,077
Research	26,710	22,036	17,609
Amortization (Note 10)	164,451	121,133	76,894

	2,908,201	2,387,680	1,904,580

Earnings before the following items:	335,411	297,136	230,609

Interest Long-term debt	20,675	12,578	2,411
Other	(8,728)	(3,094)	(2,833)

	11,947	9,484	(422)

Earnings before income taxes, entity subject to significant influence and discontinued operations	323,464	287,652	231,031
Income taxes (Note 11)	113,142	113,269	96,184

Earnings before entity subject to significant influence and discontinued operations	210,322	174,383	134,847
Entity subject to significant influence	488	295	--

Net earnings from continuing operations	210,810	174,678	134,847

Net earnings from discontinued operations (Note 13)	8,790	2,688	952

Net earnings	219,600	177,366	135,799

Weighted-average number of outstanding Class A subordinate and Class B shares	419,510,503	395,191,927	377,349,472

Basic and diluted earnings per share (Note 9g) Continuing operations	0.50	0.44	0.36
Discontinued operations	0.02	0.01	--

	0.52	0.45	0.36

See Notes to the consolidated financial statements.

Consolidated statements of retained earnings

Years ended September 30 (in thousands of Canadian dollars)	2004	2003	2002

	$	$	$
Retained earnings, beginning of year	555,310	377,944	245,945
Net earnings	219,600	177,366	135,799
Share issue costs, net of income taxes (Note 9a)	(5,489)	--	(3,800)

Retained earnings, end of year	769,421	555,310	377,944

See Notes to the consolidated financial statements.
40	Financial statements	CGI Group Inc. Annual Report 2004

Consolidated balance sheets

As at September 30 (in thousands of Canadian dollars)	2004	2003

	$	$ Restated
Assets Current assets Cash and cash equivalents	200,623	83,509
Accounts receivable (Note 3)	545,056	439,535
Work in progress	222,278	122,737
Prepaid expenses and other current assets	94,617	78,183
Future income taxes (Note 11)	80,814	35,767
Assets of businesses held for sale (Note 13)	--	41,014

	1,143,388	800,745
Fixed assets (Note 4)	142,761	144,941
Contract costs (Note 5)	278,240	256,320
Definite-life intangibles and other long-term assets (Note 6)	625,121	392,069
Future income taxes (Note 11)	102,720	22,764
Goodwill (Note 7)	1,827,604	1,385,518

Total assets before funds held for clients	4,119,834	3,002,357
Funds held for clients (Note 2)	196,622	134,326

	4,316,456	3,136,683

Liabilities Current liabilities Accounts payable and accrued liabilities	433,415	289,556
Accrued compensation	118,541	110,398
Deferred revenue	123,213	70,300
Income taxes	31,369	19,165
Future income taxes (Note 11)	68,603	47,003
Current portion of long-term debt (Note 8)	14,529	20,555
Liabilities of businesses held for sale (Note 13)	--	16,316

	789,670	573,293
Future income taxes (Note 11)	287,433	140,571
Long-term debt (Note 8)	475,291	247,431
Accrued integration charges and other long-term liabilities	104,771	60,852

Total liabilities before clients' funds obligations	1,657,165	1,022,147
Clients' funds obligations (Note 2)	196,622	134,326

	1,853,787	1,156,473

Commitments and contingencies (Note 19) Shareholders' equity Capital stock (Note 9a)	1,820,230	1,480,631
Contributed surplus (Note 9e)	6,693	5,870
Warrants and stock options (Note 9e)	24,984	27,901
Retained earnings	769,421	555,310
Foreign currency translation adjustment	(158,659)	(89,502)

	2,462,669	1,980,210

	4,316,456	3,136,683

See Notes to the consolidated financial statements.

Approved by the Board (Signed) SERGE GODIN DIRECTOR	(Signed) ANDRÉ IMBEAU DIRECTOR
Financial statements	CGI Group Inc. Annual Report 2004 41

Consolidated statements of cash flows

Years ended September 30 (in thousands of Canadian dollars)	2004	2003	2002

	$	$ Restated	$
Operating activities
Net earnings from continuing operations	210,810	174,678	134,847
Adjustments for: Amortization expense (Note 10)	194,185	148,922	100,453
Deferred credits	(16,439)	(30,174)	(50,021)
Future income taxes	52,963	47,962	35,602
Foreign exchange (gain) loss	(789)	1,914	1,240
Entity subject to significant influence	(488)	(295)	--
Net change in non-cash working capital items (Note 15)	(210,423)	(115,068)	(45,737)

Cash provided by continuing operating activities	229,819	227,939	176,384

Investing activities Business acquisitions (net of cash acquired) (Note 12)	(589,678)	(233,512)	(19,866)
Proceeds from sales of assets and businesses (net of cash disposed) (Notes 12 and 13)	87,503	--	10,365
Investment in a joint venture (Note 12)	--	--	(26,000)
Purchase of fixed assets	(54,616)	(60,833)	(23,465)
Contract costs	(76,260)	(29,211)	(61,987)
Increase in definite-life intangibles and other long-term assets	(83,085)	(144,510)	(94,650)
Decrease in definite-life intangibles and other long-term assets	17,595	10,321	--

Cash used in continuing investing activities	(698,541)	(457,745)	(215,603)

Financing activities Net variation in credit facility	21,534	219,000	(25,000)
Increase (decrease) in long-term debt	231,123	(19,812)	(8,342)
Issuance of shares (net of share issue costs) (Notes 9a and 9e)	330,996	6,451	126,236

Cash provided by continuing financing activities	583,653	205,639	92,894

Effect of rate changes on cash and cash equivalents from continuing operations	186	917	3,475

Net increase (decrease) in cash and cash equivalents from continuing operations	115,117	(23,250)	57,150
Net cash and cash equivalents from discontinued operations (Note 13)	1,997	2,538	1,063
Cash and cash equivalents, beginning of year	83,509	104,221	46,008

Cash and cash equivalents, end of year	200,623	83,509	104,221

Supplementary cash flow information (Note 15)
See Notes to the consolidated financial statements.
42	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 1. Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, provides end-to-end information technology (“IT”) services and business process services (“BPS”). The Company’s primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

Note 2. Summary of significant accounting policies
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.
   Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2004.

Restatements
i)	Funds held for clients and clients’ funds obligations In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients’ employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. Effective April 1, 2004, the Company presented separately the payroll funds held for clients and related obligations. The Company considers that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior year’s amounts were restated to conform to the current year’s presentation.

ii)	Accrued integration charges Subsequent to the acquisition date of Underwriters Adjustment Bureau Ltd. (“UAB”), the Company began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. The Company revised the calculation of the defined benefit pension plan as the initial actuarial valuation made as of the acquisition date understated the pension plan liability, future income tax assets and goodwill by $4,500,000, $1,530,000 and $2,970,000, respectively. Accordingly, the balance sheet as at September 30, 2003, has been restated.

Use of estimates
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Basis of consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. For investments whereby the Company has the ability to exercise significant influence, the Company accounts for these under the equity method.
   In situations whereby the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Revenue recognition
The Company generates revenue principally through the provision of IT services and BPS.
The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 43

Services revenue related to outsourcing arrangements and BPS under fixed fee contracts is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery. Revenue from time and materials and unit-priced arrangements is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, then the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. For outsourcing arrangements which include multiple elements, the total arrangement value is allocated to each element based on their relative fair values. Revenue is then recognized for each element based on the nature of the services as described above.
   Services revenue related to systems integration and consulting arrangements, under time and material contracts, are recognized as services are rendered whereas systems integration and consulting arrangements under fixed fee contracts are recognized using the percentage-of-completion method over the implementation period. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. In addition, the Company provides systems integration and consulting services based on benefits-funded arrangements whereby the Company recognizes revenue only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based. For cost-based contracts, revenue is recorded as reimbursable costs are incurred.
   Revenue from the sale of software license agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor specific objective evidence is typically based on the price charged when an element is sold separately. In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period.
   Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.
   Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.
   Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

Cash and cash equivalents
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Fixed assets
Fixed assets are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

44	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 2: Summary of significant accounting policies (cont'd)
Contract costs
Contract costs are incurred in the course of two- to ten-year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:
a)	Incentives granted to clients upon signing of long-term outsourcing contracts Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.
Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of fixed assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described in the preceding paragraph.

b)	Transition costs incurred during the transition period of long-term outsourcing contracts These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts and are recorded and amortized as described above.

Definite-life intangibles
Definite-life intangibles are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by intangible asset category are as follows:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the estimated net identifiable tangible and intangible assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually as at September 30, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment tests performed as at September 30, 2004 and 2003, the Company concluded that no goodwill impairment charge was required.

Accrued integration charges
Accrued integration charges are comprised primarily of liabilities for costs incurred on business combinations, such as provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

Earnings per share
Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

Stock-based compensation and other stock-based payments
The Company has a stock option plan, which is described in Note 9b). The Company records no compensation cost on the grant of stock options to directors, officers and employees. Direct awards of stock to employees and stock options granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 45

Any consideration paid by employees and directors on exercise of stock options is credited to share capital. Pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used has been presented in Note 9b).
   As of October 1, 2004, the Company will adopt the fair-value based method for all stock-based compensation awards and recognize an expense in the financial statements in accordance with the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (see Future accounting changes).

Research and development costs
Research costs are charged to earnings in the year they are incurred, net of related investment tax credits.
   Development costs are charged to earnings in the year they are incurred, net of related investment tax credits unless they meet specific criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of Definite-life intangibles—Business solutions.
   During the year, the Company incurred direct research and development costs of $55,577,000 ($42,835,000 in 2003), net of related investment tax credits.

Income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

Translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.
   Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment decreased by $69,157,000 and $123,768,000 in 2004 and 2003, respectively. These variations resulted principally from translating US dollar denominated goodwill.
   The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Financial instruments
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes.
   The Company enters into financial instruments contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.
   The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.
   Periodic assessments of each hedge’s effectiveness are performed during the year.

46	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 2. Summary of significant accounting policies (cont'd)
Recent accounting changes
As of October 1, 2003, the Company adopted the following new Handbook Sections issued by the CICA:
a)	Handbook Section 3063, Impairment of Long-Lived Assets, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

b)	Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment. The section provides criteria for classifying assets as held for sale, requires an asset classified as held for sale to be measured at fair value less cost to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The disclosure has been modified to conform with the adoption of this section.

c)	Accounting Guideline 13, Hedging Relationships, deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The disclosures required by this Accounting Guideline are included in Note 21.

Future accounting changes
The CICA has issued the following new Handbook Sections:
a)	Amended Section 3870, Stock-Based Compensation and Other Stock-Based Payments, is effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. Effective October 1, 2004, the Company will adopt the amendments on a retroactive basis, as permitted by the standard. The impact of the adoption on net earnings will result in an approximate charge for 2005 of $24,000,000 and charges for 2004, 2003 and 2002 amounting to $25,559,000, $8,168,000 and $4,130,000, respectively.

b)	Handbook Section 3110, Asset Retirement Obligations, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

c)	Accounting Guideline 15, Consolidation of Variable Interest Entities, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The Company does not believe that the adoption of this guideline will have a significant impact on the financial statements.
Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 47

Note 3. Accounts receivable

	2004	2003

	$	$
Trade	432,685	301,430
Other (1)	112,371	138,105

	545,056	439,535

(1)	Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité Multimédia, New Economy Center, SR&ED and other tax credits programs of approximately $79,865,000 and $104,875,000, in 2004 and 2003, respectively. Tax credits amounting to $62,531,000, $65,315,000 and $45,599,000 were recorded as a reduction of salary expense included in costs of services, selling and administrative expenses and research expenses in the consolidated statements of earnings for the years ended September 30, 2004, 2003 and 2002, respectively.
   The Company is defined as an eligible company and operates “eligible activities” under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. These programs are designed to support job creation and revitalization efforts in certain urban areas. As part of the Company’s participation in these programs, the Company committed to maintaining and creating more than 2,000 jobs in Québec. As at September 30, 2004, the Company had maintained or created a total of 4,000 jobs in Québec. As per these programs, the Company also relocated some of its employees into new or refurbished buildings where the real estate cost is significantly higher than in its previous facilities. Initially, the Company’s financial commitments for these real estate locations represented $618,800,000. As at September 30, 2004, the balance outstanding for these committments, ranging between 4 and 19 years, was $568,500,000.
These refundable tax credits are calculated at rates of 35% to 40% on salaries paid in Québec, to a maximum of $12,500 to $15,000 per year per eligible employee. These credits on salaries carry certain conditions and the Company must obtain an eligibility certificate from the Québec government annually. Should the Company fail to meet its obligations defined under the current tax credits on salaries programs, including job creation objectives, any tax credits received would have to be refunded to the Québec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2004.

Note 4. Fixed assets

			2004

	Cost	Accumumlated amortization	Net book value

	$	$	$
Land and buildings	4,377	538	3,839
Leasehold improvements	106,052	24,926	81,126
Furniture and fixtures	40,507	20,516	19,991
Computer equipment	106,614	68,809	37,805

	257,550	114,789	142,761

			2003

	Cost	Accumumlated amortization	Net book value

	$	$	$
Land and buildings	25,694	840	24,854
Leasehold improvements	82,077	18,333	63,744
Furniture and fixtures	38,241	19,323	18,918
Computer equipment	119,802	82,377	37,425

	265,814	120,873	144,941

Fixed assets include assets acquired under capital leases totaling $4,516,000 (2003—$4,372,000), net of accumulated amortization of $4,215,000 (2003—$3,927,000).

48	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 5. Contract costs

			2004

	Cost	Accumumlated amortization	Net book value

	$	$	$
Incentives	291,339	97,482	193,857
Transition costs	100,919	16,536	84,383

	392,258	114,018	278,240

			2003

	Cost	Accumumlated amortization	Net book value

	$	$	$
Incentives	284,879	64,884	219,995
Transition costs	44,966	8,641	36,325

	329,845	73,525	256,320

Note 6. Definite-life intangibles and other long-term assets

			2004

	Cost	Accumumlated amortization	Net book value

	$	$	$
Internal software	72,515	25,549	46,966
Business solutions	226,412	48,286	178,126
Software licenses	142,578	61,878	80,700
Customer relationships and other	346,107	60,763	285,344

Definite-life intangibles	787,612	196,476	591,136

Financing lease (Note 14a)			13,121
Investment in an entity subject to significant influence			16,415
Other			4,449

Other long-term assets			33,985

Total definite-life intangibles and other long-term assets			625,121

			2003

	Cost	Accumumlated amortization	Net book value

	$	$	$
Internal software	72,800	19,642	53,158
Business solutions	130,897	33,360	97,537
Software licenses	116,887	55,378	61,509
Customer relationships and other	181,551	31,971	149,580

Definite-life intangibles	502,135	140,351	361,784

Financing lease (Note 14a)			25,413
Investment in an entity subject to significant influence			4,872

Other long-term assets			30,285

Total definite-life intangibles and other long-term assets			392,069

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 49

Amortization expense of definite-life intangibles is presented as follows in the consolidated statements of earnings:

	2004	2003	2002

	$	$	$
Internal software	15,012	12,040	9,350
Business solutions	23,207	11,908	12,163
Software licenses	34,126	28,521	16,988
Customer relationships and other	30,225	20,505	7,545

	102,570	72,974	46,046

Note 7. Goodwill
The variations in goodwill are as follows:

			2004

	IT services	BPS	Total

	$	$	$
Balance, beginning of year	1,056,103	329,415	1,385,518
Acquisitions	556,354	105	556,459
Purchase price adjustments	(9,716)	(1,610)	(11,326)
Disposal of subsidiaries	(5,693)	(20,640)	(26,333)
Foreign currency translation adjustment	(64,635)	(12,079)	(76,714)

Balance, end of year	1,532,413	295,191	1,827,604

			2003

	IT services	BPS	Total

	$	$	$
Balance, beginning of year	850,801	283,051	1,133,852
Acquisitions	289,633	77,287	366,920
Purchase price adjustments	(332)	(2,916)	(3,248)
Disposal of subsidiaries	(140)	--	(140)
Goodwill related to businesses held for sale	(11,264)	--	(11,264)
Foreign currency translation adjustment	(72,595)	(28,007)	(100,602)

Balance, end of year	1,056,103	329,415	1,385,518

50	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 8. Long-term debt

	2004	2003

	$	$
Unsecured committed revolving term facility bearing interest at US LIBOR
rate plus 1.50% or bankers' acceptance rate plus 1.25%, maturing in 2006 (1)	221,182	219,000
Senior US unsecured notes bearing interest at an average rate of 4.97% and maturing at various dates until 2014 (2)	242,669	--
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2006. These balances were recorded at their discounted value using a 7% interest rate	6,108	14,966
Obligations under capital leases, bearing interest at a weighted-average rate of 7.71% and repayable in blended monthly instalments maturing at various dates until 2008	4,296	11,269
Other loans bearing interest at a rate of prime plus 1.75%, repayable at various dates until 2006	1,277	1,368
Share of joint venture's long-term debt Secured term loan repayable in blended monthly payments of $540,249, at an interest rate of 3.46%, maturing in 2007 (3)	12,885	18,933
Redeemable preferred shares	1,403	2,450

	489,820	267,986
Current portion	14,529	20,555

	475,291	247,431

(1)	The Company has unsecured revolving bank credit facilities totalling $515,000,000 or its equivalent in US dollars. The interest rate charged is determined by the denomination of the amount drawn. As at September 30, 2004, in addition to the amount drawn, an amount of $10,210,000 has been committed against these facilities to cover various letters of credit issued for clients. In addition to these revolving credit facilities, the Company has available demand lines of credit in the amounts of $25,000,000, US$6,877,683 and £2,000,000, of which US$6,877,683 has been committed as at September 30, 2004, to cover various letters of credit issued in the US. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2004, these financial ratios were met.
(2)	This US$192,000,000 debt private placement financing with US institutional investors is comprised of three tranches of senior unsecured notes, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years and a weighted average fixed coupon interest rate of 4.97%.
(3)	In 2003, one of the Company’s joint ventures, which is 49% owned, entered into a $38,639,068 term loan, repayable by blended monthly payments of $1,102,548, maturing in December 2006. In addition, as part of the credit agreement, the joint venture has an unsecured $10,000,000 operating credit facility, to be renewed after 364 days.
As at September 30, 2004, there is no amount outstanding under this facility.

Principal repayments on long-term debt over the next five years and thereafter are as follows:

$
2005	11,993
2006	228,921
2007	1,941
2008	--
2009	107,502
Thereafter	135,167

Minimum capital lease payments are as follows:

	Principal	Interest	Payment

	$	$	$
2005	2,536	218	2,754
2006	1,120	97	1,217
2007	505	21	526
2008	135	4	139

Total minimum capital lease payments	4,296	340	4,636

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 51

Note 9. Capital stock, stock options and warrants
a) Capital stock
Authorized, an unlimited number without par value:
First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2004, 2003 and 2002, the Class A subordinate and the Class B shares changed as follows:

	Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value

		$		$
Balance, September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash (1)	11,110,000	124,988	--	--
Issued as consideration for business acquisitions (Note 12)	210,739	2,261	--	--
Options exercised	1,546,801	7,276	--	--

Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 12)	19,963,399	140,546	--	--
Conversion (2)	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,345,241	7,464	--	--

Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (3)	41,340,625	330,725	--	--
Issued as consideration for business acquisitions (Note 12)	136,112	1,020	--	--
Options exercised	1,007,651	7,854	--	--

Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868

(1)	On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).
(2)	As part of the agreement of July 24, 2003, entered into by the Majority Shareholders and BCE Inc., 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.
(3)	On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE Inc. for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

b) Stock options
Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2004, 41,978,376 Class A subordinate shares have been reserved for issuance under the Stock option plan.

52	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 9. Capital stock, stock options and warrants (cont'd)
b) Stock options (cont'd)
The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

Years ended September 30,			2004	2003	2002

	Continuing operations	Discontinued operations	Total	Total	Total

	$	$	$	$	$
Net earnings	210,810	8,790	219,600	177,366	135,799
Fair value of stock-based compensation	(25,559)	--	(25,559)	(8,168)	(4,130)

Pro forma net earnings	185,251	8,790	194,041	169,198	131,669
Pro forma basic and diluted earnings per share	0.44	0.02	0.46	0.43	0.35

	2004	2003	2002

Assumptions used in the Black-Scholes option pricing model: Dividend yield	0.0%	0.0%	0.0%
Expected volatility	47.4%	52.7%	48.7%
Risk-free interest rate	3.93%	4.21%	4.60%
Expected life (years)	5	5	5
Weighted-average grant date fair value ($)	3.68	3.16	4.27

c) Warrants
In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2004, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.
   In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the “Initial Warrants”), the Company issued to the majority shareholders and BCE Inc. (“BCE”), warrants (the “Pre-emptive Rights Warrants”) to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of the Company, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Upon the exercise by BCE of its rights under its Pre-emptive Rights Warrants to subscribe to 140,575 Class B shares, BCE has undertaken to give instructions to the Secretary of the Company upon the exercise of such Warrants, to convert each of such Class B share into one Class A subordinate share upon their issuance.
   Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the “Expiration Date”) replacing warrants (the “Extended Warrants”) to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price, which will be based upon the closing price of the Class A subordinate shares on the TSX on the date preceding the issuance of the Extended Warrants.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 53

d) Shares, stock options and warrants outstanding
The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2004	2003

	Number	Number

Class A subordinate shares	410,720,891	368,236,503
Class B shares	33,772,168	33,772,168

Total capital stock	444,493,059	402,008,671
Number of stock options (Class A subordinate shares) --Accounted for	1,083,208	1,675,913
--Not accounted for	24,454,092	18,783,602
Number of warrants (Class A subordinate shares) --Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate and Class B shares) --Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	479,710,627	432,148,454

e) Stock options and warrants accounted for
The following table presents information concerning stock options and warrants accounted for the years ended September 30:

	2004				2003

	Stock options		Warrants		Stock options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of year	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(425,352)	(2,094)	--	--	(206,208)	(1,013)	--	--
Forfeited and expired (1)	(167,353)	(823)	--	--	(451,110)	(2,218)	--	--

Balance, end of year	1,083,208	5,329	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1)	During 2004 and 2003, the Company cancelled options for an amount of $823,000 and $2,218,000, respectively, which have been reclassified to contributed surplus.

f) Additional information on stock options
The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

	2004		2003		2002

	Number of options(1)	Weighted average exercise price per share value	Number of options(1)	Weighted average exercise price per share value	Number of options(1)	Weighted average exercise price per share value

		$		$		$
Outstanding, beginning of year	20,459,515	9.69	20,814,820	10.79	24,223,852	10.69
Granted	7,577,166	7.90	4,600,502	6.24	1,206,925	8.91
Exercised	(1,007,651)	5.61	(1,345,241)	4.82	(1,546,801)	4.27
Forfeited and expired	(1,491,730)	9.71	(3,610,566)	10.18	(3,069,156)	12.55

Outstanding, end of year	25,537,300	9.20	20,459,515	9.69	20,814,820	10.79

Exercisable, end of year	16,492,063	9.93	15,110,007	10.45	16,560,467	10.86

(1)	Includes stock options that are accounted for as indicated in the table above.

54	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 9. Capital stock, stock options and warrants (cont'd)
f) Additional information on stock options (cont'd)
The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company as at September 30, 2004:

Options outstanding				Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$			$		$
1.78 to 2.53	382,527	6	2.40	382,527	2.40
4.75 to 6.98	4,365,245	8	6.13	2,861,086	6.15
7.00 to 7.91	7,020,507	9	7.78	585,056	7.45
8.00 to 8.99	7,589,380	7	8.74	6,864,964	8.76
9.05 to 10.44	2,314,383	6	9.88	2,236,868	9.90
11.34 to 14.85	1,655,367	4	13.73	1,608,691	13.75
15.01 to 19.14	1,880,627	5	16.79	1,632,982	16.88
22.75 to 29.41	329,264	4	28.03	319,889	28.09

	25,537,300	7	9.20	16,492,063	9.93

g) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2004			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$	$		$
Net earnings	219,600	419,510,503	0.52	177,366	395,191,927	0.45	135,799	377,349,472	0.36
Dilutive options (1)	--	1,994,835	--	--	1,508,995	--	--	2,083,498	--
Dilutive warrants (1)	--	1,595,014	--	--	764,755	--	--	2,137,885	--

Net earnings after assumed conversions	219,600	423,100,352	0.52	177,366	397,465,677	0.45	135,799	381,570,855	0.36

(1)	The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 13,194,520 and 14,388,314 for the years ended September 30, 2004 and 2003, respectively. The number of excluded warrants was 2,113,041 for the years ended September 30, 2004 and 2003.

Note 10. Amortization expense

	2004	2003	2002

	$	$	$
Amortization of fixed assets	48,214	43,940	28,192
Amortization of contract costs related to transition costs	9,633	4,219	2,656
Amortization of definite-life intangibles and other long-term assets (Note 6)	102,570	72,974	46,046
Impairment of contract costs	4,034	--	--

	164,451	121,133	76,894
Amortization of contract costs related to incentives (presented as reduction of revenue)	29,734	27,789	23,559

	194,185	148,922	100,453

Note 11. Income taxes
The income tax provision is as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Current	57,516	67,020	60,582
Future	55,626	46,249	35,602

	113,142	113,269	96,184

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 55

The Company’s effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2004	2003	2002

	%	%	%
Combined statutory tax rates	33.6	34.5	36.6
Non-deductible items	0.8	0.8	0.7
Valuation allowance relating to tax benefits on losses	0.8	2.4	4.4
Other	(0.2)	1.7	(0.1)

Effective income tax rate	35.0	39.4	41.6

Future income taxes are as follows at September 30:

	2004	2003

	%	% Restated
Future income tax assets: Accrued integration charges and accounts payable and accrued liabilities	83,254	24,159
Tax benefits on losses carried forward	94,039	115,437
Accrued compensation	19,000	10,341
Allowance for doubtful accounts	6,695	5,613
Share issue costs	4,724	2,249
Other	8,508	3,754

	216,220	161,553

Future income tax liabilities: Fixed assets, contract costs and definite-life intangibles and other long-term assets	276,223	130,907
Work in progress	34,027	10,341
Goodwill	3,163	5,116
Refundable tax credits on salaries	25,001	34,315
Other	17,622	6,920

	356,036	187,599

Valuation allowance	32,686	102,997

Future income taxes, net	(172,502)	(129,043)

Future income taxes are classified as follows: Current future income tax assets	80,814	35,767
Long-term future income tax assets	102,720	22,764
Current future income tax liabilities	(68,603)	(47,003)
Long-term future income tax liabilities	(287,433)	(140,571)

Future income tax liabilities, net	(172,502)	(129,043)

Certain of the Company’s subsidiaries have losses carried forward aggregating approximately $275,450,000, of which approximately $218,822,000 (US$173,133,000) originates from the Company’s US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the consolidated financial statements to the extent that it is considered to be more likely than not that the related future income tax assets would be realized. During the year, the Company reversed its valuation allowance by an amount of $44,707,000 (US$35,375,000) in reduction of the AMS goodwill. Should any of the unrecorded tax benefits on losses carried forward amounting to $26,908,000 be realized, goodwill would be reduced accordingly.
   Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

56	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 12. Investments in subsidiaries and joint ventures
For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2004 transactions
a) Acquisitions
The Company made the following acquisitions:
–	American Management Systems, Incorporated (“AMS”)—On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services, and communications industries.

–	Other—On October 28, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc, a business service, which provides systems integration and consulting with a focus on business process improvement and new technologies. On January 14, 2004, it also acquired certain assets of GDS & Associates Systems Ltd., which provides systems integration and consulting services to clients primarily within the government sector.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

	AMS	Other	Total

	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Fixed assets	13,475	459	13,934
Definite-life intangibles and other long-term assets	280,540	3,452	283,992
Future income taxes	13,659	12	13,671
Goodwill (1)	549,519	6,940	556,459
Long-term debt	--	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	--	(72,760)

	583,994	9,857	593,851
Cash position at acquisition	616,237	224	616,461

Net assets acquired	1,200,231	10,081	1,210,312

Consideration Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares (2)	--	1,020	1,020

	1,200,231	10,081	1,210,312

(1)	The near totality of the goodwill is included in the IT services segment and $35,749,000 is deductible for tax purposes.
(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In connection with the acquisitions completed in 2004, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $43,290,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure in the amount of $96,981,000.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 57

2004 transactions (cont'd)
b) Dispositions
–	The Company sold the assets related to the information services to the banking and investment group, one of the divisions presented in the discontinued operations (Note 13), for cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and goodwill reduction of $20,355,000.

–	The Company sold three other divisions which were classified as discontinued operations for total consideration of $40,350,000, which is comprised of cash consideration of $17,560,000, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.

–	The Company sold its interest in a joint venture and non significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

c) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2003	41,029	9,580	50,609
New integration charges	43,102	96,360	139,462
Adjustments to initial provision (1)	678	(5,963)	(5,285)
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during 2004	12,804)	(72,910)	(85,714)

Balance, as at September 30, 2004	68,977	20,250	89,227

(1)	Has been recorded as a reduction of goodwill.

d) Modifications to purchase price allocation
The Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income taxes and cash of $8,058,000, $115,000 and $3,153,000, respectively.

2003 transactions
a) Acquisitions
The Company made the following acquisitions:
–	Underwriters Adjustment Bureau Ltd. (“UAB”)—Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.

–	COGNICASE Inc. (“Cognicase”)—The Company acquired from January 13, 2003 through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

–	Other—The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of enterprise resource planning systems, on December 2, 2002 and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

58	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 12. Investments in subsidiaries and joint ventures (cont'd)
2003 transactions (cont'd)
a) Acquisitions (cont'd)
In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. The Company also planned to divest from certain activities which are not part of the Company’s core business (see Note 13).
   These restructuring and integration plans involve costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provide for severance costs related to the termination of various groups of employees working mostly as consultants and project managers, along with finance and administration personnel located throughout Canada and the United States, of approximately $34,700,000.
   The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

	UAB	Cognicase	Other	Total

	$ Restated	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Fixed assets	6,855	31,283	1,233	39,371
Definite-life intangibles and other long-term assets	16,506	132,997	2,821	152,324
Future income taxes	(1,388)	(7,468)	(153)	(9,009)
Goodwill (1)	33,818	323,307	9,795	366,920
Pension cost	(4,500)	--	--	(4,500)
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)

	58,036	305,917	8,571	372,524
Cash position at acquisition	(3,967)	23,495	5,954	25,482

Net assets acquired	54,069	329,412	14,525	398,006

Consideration Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares (2)	--	139,746	--	139,746
Issuance of 113,154 Class A subordinate shares (2)	--	--	800	800

	54,069	329,412	14,525	398,006

(1)	Includes $4,670,000 of goodwill deductible for tax purposes.
(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

b) Dispositions
The Company sold two subsidiaries previously owned by Cognicase for a non significant cash consideration.

c) Balance of integration charges
For Cognicase, the components of the integration charges included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities related to the business acquisition are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2002	--	--	--
New integration charges	47,422	30,404	77,826
Paid during 2003	(6,393)	(20,824)	(27,217)

Balance, as at September 30, 2003	41,029	9,580	50,609

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 59

2003 Transactions (cont'd)
d) Modifications to purchase price allocations
The Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last twelve months, resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, a net increase of definite-life intangibles and other long-term assets of $1,478,000 and a cash consideration paid of $1,060,000.

2002 Transactions
a) Acquisitions
–	The Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

2002

$
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,014
Definite-life intangibles and other long-term assets	2,423
Goodwill (1)	23,049

24,733
Cash position at acquisition	255

Net assets acquired	24,988

Consideration Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares (2)	2,261

24,988

(1)	Includes $9,292,000 of goodwill deductible for tax purposes.
(2)	The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

–	In May 2002, the Company acquired, for cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. (“Innovapost”). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a ten-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs in accordance with its substance and will be amortized over the term of the contract.

b) Dispositions
The Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000, with no resulting gain or loss.

60	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 13. Discontinued operations and assets held for sale
In 2004 and 2003, the Company formally adopted plans to divest from certain activities acquired from previous acquisitions which were not related to its core business and which included four divisions, two buildings and land. Consequently these items were classified as assets held for sale.
   One of the divisions’ activities consists mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies, as well as manufacturing and distribution companies. The second division’s activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division’s activities consist mainly of supplying high-quality PC-based power engineering software applications and the last division’s activities consist mainly of providing information services to banking and investment groups.
   During the year, the Company disposed of these divisions (Note 12) and the above-mentioned assets, the latter of which resulted in proceeds in the amount of $18,683,000 and a nominal loss.
   The following table presents summarized financial information related to discontinued operations:

	2004	2003	2002

	$	$	$
Revenue	37,291	84,345	34,424

Earnings before the undernoted:	19,349	8,743	1,647
Amortization expense	1,848	4,555	111

Earnings before income taxes	17,501	4,188	1,536
Income taxes	8,711	1,500	584

Net earnings from discontinued operations	8,790	2,688	952

Net cash provided by operating activities	1,997	5,197	1,063
Net cash used in investing activities	--	(2,133)	--
Net cash used in financing activities	--	(526)	--

Net cash and cash equivalents provided by discontinued operations	1,997	2,538	1,063

	2004	2003

	$	$
Current assets	--	11,268
Fixed assets	--	6,003
Definite-life intangibles and other long-term assets	--	12,479
Goodwill	--	11,264

Assets of businesses held for sale	--	41,014

Current liabilities	--	10,133
Future income taxes	--	5,978
Long-term debt	--	151
Other long-term liabilities	--	54

Liabilities of businesses held for sale	--	16,316

Discontinued operations are included in the IT services segment.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 61

Note 14. Joint ventures: supplementary information
The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

	2004	2003

	$	$
Balance sheets
Current assets	67,122	76,806
Non-current assets	46,158	58,275
Current liabilities	33,639	36,758
Non-current liabilities	47,774	22,551

	2004	2003	2002

	$	$	$
Statements of earnings
Revenue	138,570	189,693	79,456
Expenses	129,923	182,268	77,226

Net earnings	8,647	7,425	2,230

Statements of cash flows Cash provided by (used in): Operating activities	5,247	5,673	10,552
Investing activities	(17,008)	(49,169)	(2,573)
Financing activities	599	46,031	3,868

(a) Financing lease
On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2004, an amount of $11,296,000, representing the current portion, is included in prepaid expenses and other current assets and the remaining $13,121,000 is included in definite-life intangibles and other long-term assets. The effective interest rate of the lease agreement is 5.02% and the net investment is $24,417,000 as of September 30, 2004.

Note 15. Supplementary cash flow information
a)	Net change in non-cash working capital items is as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Accounts receivable	38,660	(31,056)	(617)
Work in progress	(24,520)	(1,662)	(17,673)
Prepaid expenses and other current assets	(52)	(5,048)	(1,361)
Accounts payable and accrued liabilities	(97,274)	(82,079)	(53,787)
Accrued compensation	(39,143)	21,969	10,588
Deferred revenue	16,958	(21,367)	10,611
Income taxes	(105,052)	4,175	6,502

	(210,423)	(115,068)	(45,737)

62	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 15. Supplementary cash flow information (cont'd)
b)	Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Operating activities
Accrued integration charges and other long-term liabilities	(7,583)	1,502	15,728
Future income taxes	--	--	12,347

	(7,583)	1,502	28,075

Investing activities Business acquisitions (Note 12)	1,020	140,546	2,261
Proceeds from sales of assets and business (Notes 12 and 13)	13,500	--	--
Purchase of fixed assets	1,393	--	--
Contract costs	(7,583)	1,502	28,075
Increase in definite-life intangibles and other long-term assets (Note 12)	(13,500)	--	--

	(5,170)	142,048	30,336

Financing activities Increase in obligations under capital leases	1,393	--	--
Issuance of shares (Note 9)	1,020	140,546	2,261

	2,413	140,546	2,261

c)	Interest paid and income taxes paid are as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Interest paid	21,477	9,293	2,172
Income taxes paid	143,405	66,526	51,923

Note 16. Segmented information
The Company has two lines of business (“LOB”): IT services and BPS.
The focus of these lines of business is as follows:
–	The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreignbased clients as an integral part of their offshore and nearshore delivery model.

–	The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 63

The following presents information on the Company’s operations based on its management structure:

2004

	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	2,733,371	510,241	--	3,243,612
Operating expenses before amortization expense	2,252,320	419,619	71,811	2,743,750
Amortization expense	140,447	16,514	7,490	164,451

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	340,604	74,108	(79,301)	335,411

Total assets	3,304,859	687,680	323,917	4,316,456

2003

	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	2,182,568	502,248	--	2,684,816
Operating expenses before amortization expense	1,787,168	415,088	64,291	2,266,547
Amortization expense	101,580	15,802	3,751	121,133

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	293,820	71,358	(68,042)	297,136

Total assets (restated)	2,263,013	665,564	208,106	3,136,683

2002

	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	1,756,380	378,809	--	2,135,189
Operating expenses before amortization expense	1,472,805	300,577	54,304	1,827,686
Amortization expense	62,012	12,510	2,372	76,894

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	221,563	65,722	(56,676)	230,609

Total assets	1,753,854	379,479	173,637	2,306,970

	2004	2003

	$	$
Fixed assets
IT services	97,700	101,335
BPS	19,236	20,246
Corporate	25,825	23,360

	142,761	144,941

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

64	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 16. Segmented information (cont'd)
Geographic information
The following table sets out certain geographic market information based on client’s location.

	2004	2003	2002

	$	$	$
Revenue
Canada	2,293,350	2,098,830	1,530,885
United States	769,982	460,449	470,392
Europe	180,280	125,537	133,912

	3,243,612	2,684,816	2,135,189

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general-purpose financial statements. All the Company’s business units share the capital asset infrastructure. Providing geographic information for capital assets and goodwill is therefore impracticable.

Note 17. Related party transactions
In the normal course of business, the Company is party to contracts with certain subsidiaries and affiliated companies of BCE (a shareholder), pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company’s operating, financing and investing activities through its 28.86% (2003—29.86%) ownership interest and through the significant business volume originating from BCE, together with its subsidiaries and affiliates.
   Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2004	2003	2002

	$	$	$
Revenue	516,968	500,068	502,645
Purchase of services	99,881	91,471	82,978
Accounts receivable	16,730	21,659	18,756
Work in progress	5,894	1,123	126
Contract costs	17,916	21,373	26,257
Accounts payable and accrued liabilities	8,343	5,161	7,850
Deferred revenue	1,249	1,330	853

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 65

Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2004	2003

	$	$
Revenue	94,607	62,653
Accounts receivable	3,622	5,086
Work in progress	1,988	361
Prepaid expenses	1,815	--
Contract costs	19,696	21,989
Accounts payable and accrued liabilities	1,113	227
Deferred revenue	946	2,125
Other long-term liabilities	--	4,463

Note 18. Employee future benefits
Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:
   UAB maintained a post-employment benefits plan. As at the acquisition date, the Company recorded an unrecognized post-employment benefits liability. Subsequent to the acquisition, the Company modified the post-employment plan benefits to cover the former UAB retired employees and the employees that will be retiring in the two-year period subsequent to the acquisition. The post-employment benefits liability totaled $7,206,000 and $7,579,000, as at September 30, 2004 and 2003, respectively. The current year related expense was nil and approximately $638,000 for the period ended September 30, 2003.
   With the acquisition of AMS, the Company assumed defined contribution pension plans. Total pension plan expense for the period ended September 30, 2004 was approximately $3,300,000.
   The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employee’s contributions to a maximum of $1,000 per year. For the periods ended September 30, 2004 and 2003, the amounts of the Company’s contributions were $2,784,000 and $1,992,000, respectively.

Note 19. Commitments and contingencies
a) Commitments
At September 30, 2004, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,239,620,000. Minimum lease payments due in the next five years are as follows:

$
2005	199,728
2006	160,423
2007	126,916
2008	92,808
2009	81,688

66	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 19. Commitments and contingencies (cont'd)
a) Commitments (cont'd)
The Company concluded six long-term service agreements representing a total commitment of $56,876,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2005	16,647
2006	24,220
2007	8,379
2008	6,091
2009	1,539

b) Contingencies
The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of the Company’s management that ultimate liability, if any, with respect to these disputes will not be material to the Company’s consolidated financial statements and appropriate provisions have been recorded.

Note 20. Guarantees
In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification and guarantees undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with indemnification and guarantees will have a materially adverse effect on its consolidated financial statements.
   Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments which the Company could be required to make under these guarantees is $5,825,000 as of September 30, 2004 ($6,028,000 as of September 30, 2003).

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 67

Note 21. Financial instruments
The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

Fair value
At September 30, 2004 and 2003, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values. The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2004 and 2003.

Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that this risk is significant.

Credit risk
Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base. Furthermore, as described in Note 17, the Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk
The Company operates internationally and is exposed to risks from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated a debt of US$192,000,000 and US$175,000,000 of the revolving term facility as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries for which foreign currency translation gains or losses have been recorded under foreign currency translation adjustment. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting. There were no outstanding forward contracts as at September 30, 2004 (US$15,000,000 as at September 30, 2003). Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2004 were not significant.

68	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 22. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP
The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2004	2003	2002

	$	$	$
Reconciliation of net earnings
Net earnings--Canadian GAAP	219,600	177,366	135,799
Adjustments for: Capitalized software costs (i)	(763)	(2,053)	(2,771)
Warrants (ii)	1,405	1,405	910
Unearned compensation (iii)	(794)	(1,450)	(1,450)
Leases (iv)	(1,236)	(1,975)	--

Net earnings--US GAAP	218,212	173,293	132,488

Basic and diluted EPS--US GAAP	0.52	0.44	0.35

Reconciliation of shareholders' equity Shareholders' equity--Canadian GAAP	2,462,669	1,980,210	1,779,615
Adjustments for: Capitalized software costs (i)	(5,587)	(4,824)	(2,771)
Warrants (ii)	(7,885)	(9,290)	(10,695)
Unearned compensation (iii)	(3,694)	(3,694)	(3,694)
Leases (iv)	(3,211)	(1,975)	--
Integration costs (v)	(6,606)	(6,606)	(6,606)
Goodwill (vi)	28,078	28,078	28,078
Adjustment for change in accounting policy (vii)	9,715	9,715	9,715

Shareholders' equity--US GAAP	2,473,479	1,991,614	1,793,642

(i) Capitalized software costs
Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2004, 2003 and 2002 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation
Under Canadian GAAP prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders’ equity for US GAAP purposes. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting service period.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 69

(iv) Leases
Under Canadian GAAP, lease rentals are charged to expenses over the lease term as they become payable. Under US GAAP, operating lease agreements that specify scheduled rent increases over the lease term shall be recognized on a straight-line basis over the lease term. The adjustment reflects the additional charges to consolidated net earnings in US GAAP, net of income taxes.

(v) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(vi) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

(vii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes. The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

(viii) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries.
   The following table represents comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income:

	2004	2003	2002

	$	$	$
Net earnings--US GAAP	218,212	173,293	132,488
Other comprehensive income: Foreign currency translation adjustment	(69,157)	(123,768)	10,505

Comprehensive income	149,055	49,525	142,993

70	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 22. Reconciliation of results reported with Canadian GAAP to US GAAP (cont'd)
(ix) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2004 and 2003, and for each of the years in the three-year period ended September 30, 2004. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 14). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (“SEC”), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(x) Consolidated statements of cash flows
The Company’s consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2004 were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No. 95, Statement of Cash Flows.

(xi) Share issue costs
As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(xii) Recent and future accounting changes
In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The Company will adopt the fair value-based method effective October 1, 2004.
   In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a significant impact on the Company’s financial statements.

CGI Group Inc. Annual Report 2004 71

Main locations

GLOBAL HEADQUARTERS 1130 Sherbrooke Street West 5th Floor Montréal, Québec H3A 2M8 Canada Tel.: (514) 841-3200 Fax: (514) 841-3299	CANADA
Burnaby, BC
Calgary, AB
Edmonton, AB
Fredericton, NB
Halifax, NS
Montréal, QC
Ottawa, ON
Québec City, QC
Regina, SK
Saguenay, QC
Saint John, NB
Saskatoon, SK
St. John's, NF
Toronto, ON
Vancouver, BC
Victoria, BC
Winnipeg, MB	UNITED STATES
Albany, NY
Andover, MA
Atlanta, GA
Austin, TX
Birmingham, AL
Canton, MA
Charlotte, SC
Chicago, IL
Cincinnati, OH
Cleveland, OH
Columbia, SC
Columbus, OH
Dallas, TX
Denver, CO
Detroit, MI
Fairfax, VA
Fort Worth, TX
Frankfort, KY
Honolulu, HI
Houston, TX
Jefferson City, MO
Juneau, AK
Lanham, MD
Los Angeles, CA
Madison, WI
Minneapolis, MN
Nashville, TN
New Orleans, LA
New York, NY
Oakland, CA
Oklahoma City, OK
Phoenix, AZ
Princeton, NJ
Rancho Cordova, CA
Redwood City, CA
Richmond, VA
Roseland, NJ
Sacramento, CA
San Diego, CA
San Francisco, CA
Sarasota, FL
Seattle, WA
Sheboygan, WI
Springfield, IL
St.Louis, MO
Tampa, FL
Warren, NJ
Washington, DC	EUROPE Belgium Brussels England Basingstoke Bristol London Stevenage France Paris Germany Dusseldorf Italy Milan Netherlands The Hague Poland Warsaw Portugal Lisbon Spain Madrid Sweden Stockholm	ASIA PACIFIC Australia Canberra Melbourne Sydney India Bangalore Mumbai

For a complete list of CGI's worldwide offices, please visit www.cgi.com.

72 CGI Group Inc. Annual Report 2004

Board of directors

William D. Anderson (b, c)
Director since 1999
President, BCE Ventures Inc.

Claude Boivin (a, c)
Director since 1993
Lead Director and
Chair of the Corporate
Governance Committee, CGI
Director of Companies

Jean Brassard
Director since 1978
Vice-Chairman of the Board, CGI
Director of Companies

Claude Chamberland (b)
Director since 1998
Director of Companies	Robert Chevrier (a)
Director since 2003
President, Roche Management Co. Inc.

Paule Dor´
Director since 1996
Executive Vice-President and
Chief Corporate Officer, and
Corporate Secretary, CGI

Serge Godin
Director since 1976
Chairman of the Board and
Chief Executive Officer, CGI

Andr´ Imbeau
Director since 1976
Executive Vice-President and
Chief Financial Officer, and
Treasurer, CGI	David L. Johnston (b)
Director since 1994
Chair of the Human
Resources Committee, CGI
President and Vice-Chancellor,
University of Waterloo

Eileen A. Mercier (a)
Director since 1996
Chair of the Audit and
Risk Management Committee, CGI
Director of Companies

Michael J. Sabia
Director since 2003
President and
Chief Executive Officer, BCE Inc.
Chief Executive Officer, Bell Canada	C. Wesley M. Scott
Director since 2001
Director of Companies

Gerald T. Squire (c)
Director since 2003
Director of Companies

Robert Tessier (c)
Director since 2003
President and Chief Executive Officer,
Gaz Métro Limited Partnership

(a) Member of the Audit and Risk Management Committee
(b) Member of the Human Resources Committee
(c) Member of the Corporate Governance Committee

Leadership team

Serge Godin*
Chairman and
Chief Executive Officer

Paule Doré*
Executive Vice-President and
Chief Corporate Officer

André Imbeau*
Executive Vice-President and
Chief Financial Officer

Donna Morea*
President
CGI-AMS

Luc Pinard*
Executive Vice-President and
Chief Technology Officer

Michael E. Roach*
President and
Chief Operating Officer

Daniel Rocheleau*
Executive Vice-President and
Chief Business Engineering Officer

Joseph Saliba*
President
Europe / Asia Pacific
and Business Process Services	Hicham Adra
Senior Vice-President and
General Manager
Ottawa

David Anderson
Senior Vice-President and
Corporate Controller

Girish Bhatia
Vice-President
India

Paul Biron
Senior Vice-President and
General Manager
Integrations

Andre Bourqué
Senior Vice-President and
Chief Legal Officer

John G. Campbell
Senior Vice-President and
General Manager
Services to BCE

Michael Cant
Vice-President
Marketing

Renaud Caron
Senior Vice-President
Business Engineering

Gavin Chapman
Senior Vice-President
Northern Europe

Daniel Crépeau
Senior Vice-President
Business Engineering

Robert Desmarais
Senior Vice-President
Business Engineering

Klaus Elix
Senior Vice-President
Central Europe	Michael Filak
Senior Vice-President
Business Engineering

Gloria Cansado Gracia
Vice-President
Southern Europe

Jacques Giguére
Senior Vice-President
Global Outsourcing Contracts

Terry Johnson
Senior Vice-President
Western Canada

Michael Keating
Vice-President
US West

Serge LaPalme
President
Insurance Business Services

Jacques Leray
Vice-President and
General Manager
France

Jonathan Light
Vice-President
Australia

Lucie Loiselle
Vice-President
Strategic Planning

Al MacDonald
Senior Vice-President
Atlantic Canada

Claude Marcoux
Senior Vice-President
Québec City

Doug McCuaig
Senior Vice-President and
General Manager
Greater Toronto Area and
Atlantic Canada	Edward Nadworny
Senior Vice-President and
General Manager
Greater Washington Area

Paul Raymond
Senior Vice-President
Greater Boston Area

John Roggemann
Vice-President
Chicago

Jacques Roy
Senior Vice-President
Finance and Treasury

George Schindler
Senior Vice-President
New York / New Jersey

Richard Schmitz
Senior Vice-President
Cleveland Metropolitan Area

Claude Séguin
Senior Vice-President
Strategic Investments

Mark Stuart
Senior Vice-President
Services to Credit Unions

Pierre Turcotte
Senior Vice-President and
General Manager
Greater Montréal Area

Nazzic Turner
Senior Vice-President
US South

Pierre Vinet
Senior Vice-President
Leadership Development

* Member of the Management Committee

CGI Group Inc. Annual Report 2004 73

International Advisory Council
The International Advisory Council was formed in 2004 in order to provide CGI's management team with strategic counsel towards the company's vision of becoming a world-class IT and business process services leader. Council members are chosen for their track record as leaders of global corporations as well as their knowledge of CGI's selected economic sectors and geographic markets, namely the United States, Europe, Canada and the Asia Pacific region.
The Council acts as an advisor for CGI's development around the world, helping it better understand business needs, different cultures and business practices, as well as developing trends.	Jacques Bougie
is the Chairman of the International Advisory Council. Mr. Bougie, former President and CEO of Alcan Aluminum Limited, one of the largest global aluminum producers, served as a director on the boards of various companies and is presently a director of McCain Foods Ltd., Nova Chemicals Inc., Rona Inc., Abitibi-Consolidated Inc. and Novelis Inc.
Harvey Golub
formerly Chairman and CEO of American Express, possesses extensive global experience in strategies and international operations management. He is Chairman of the Board of the Campbell Soup Company and serves on the board of Dow Jones & Company. He is Chairman of Sentient, T.H. Lee Putnam Ventures, ClientLogic Corporation and AirClic.
Michael Hepher
has held several senior management positions in both the telecommunications and insurance industries. He was Group Managing Director for British Telecommunications and also Chairman and CEO of Lloyds Abbey Life and of Charterhouse Group. He currently serves on the boards of Kingfisher plc, Catlin Group Ltd, Canada Life (UK) Ltd and is the Chairman of TeleCity plc and Lane, Clark and Peacock LLP.
Arnold Langbo
is the former Chairman and CEO of Kellogg Company. He led the development of Kellogg everywhere in the world including the Asia Pacific region. Over the years, he has served on the boards of many organizations and is presently a member of the boards of Johnson & Johnson, Whirlpool Corp. and Weyerhaeuser Company. He is also Vice-Chairman of the International Youth Foundation.
74 CGI Group Inc. Annual Report 2004

Shareholder information

LISTING
Toronto Stock Exchange, April 1992:
GIB.SV.A
New York Stock Exchange, October 1998:
GIB

Number of shares outstanding
as at September 30, 2004:
410,720,891 Class A subordinate shares
33,772,168 Class B shares
High/low of share price
from October 1, 2003, to September 30, 2004:
TSX (CDN$): 9.29 / 7.21
NYSE (US$): 6.99 / 5.40

Auditors
Deloitte & Touche LLP

Transfer Agent
Computershare Trust Company of Canada

INVESTOR RELATIONS
For further information about the Company,
additional copies of this report or other financial
information, please contact:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
5th Floor
Montréal, Québec H3A 2M8
Canada
Tel.: (514) 841-3200

You may also contact us by sending an e-mail
to ir@cgi.com or by visiting the Investors section
on the Company's Web site at www.cgi.com.	ANNUAL GENERAL MEETING OF SHAREHOLDERS
Tuesday, February 1, 2005
at 11:00 a.m.
The Hilton Montreal Bonaventure
Salle de bal
900 de La Gauchetiere West
Montréal, Québec

CGI presents a live webcast of its Annual General
Meeting of Shareholders via the Internet at
www.cgi.com. Complete instructions for viewing
the webcast will be available on CGI's Web site.
To vote by phone or by using the Internet, please
refer to the instructions provided in the CGI 2004
Management Proxy Circular.

This annual report is also on the Internet at
www.cgi.com.

Le rapport annuel 2004 de CGI est aussi publié
en français.

We would like to thank our CGI members and
their families, who contributed to the production
of this year's annual report by participating in
the photography sessions.

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